Form 10-K, Exhibit 13
period 1993-12-31
MULTIMEDIA INC
filed 1994-03-28
CIK 68813

(Multimedia, Inc. logo appears here)
Multimedia, inc.
annual report
1993

Newspapers
Broadcasting
Entertainment
Cable Television
Security

Multimedia's Mission is to build
shareholder value by effectively managing and growing current businesses...
capitalizing on new investment opportunities... producing and distributing the best news and entertainment programming... being the preferred supplier for our advertising customers... and providing a workplace where our employees' contributions are fully recognized and rewarded.

 Contents
 Financial Highlights             1
 Operating Results,               2
 Media Industry Glossary
 Letter to Shareholders           3
 Newspapers                       6
 Broadcasting                     8
 Entertainment                   10
 Cable                           12
 Security                        14
 Management's Discussion         16
 Eleven-Year Review              18
 Financial Statements            24
 Notes to Consolidated           28
 Financial Statements
 Independent Auditors'           42
 Report
 Report of Management            43
 Officers and Board of Directors 44
 Multimedia, Inc. Divisions      45
 Shareholder Information         46

Multimedia, Inc. is a diversified media company with corporate headquarters in Greenville, South Carolina. Founded in 1968, Multimedia, Inc. is comprised of five operating divisions. Multimedia Newspaper Company publishes 11 daily and 49 non-daily newspapers; Multimedia Broadcasting Company owns and operates five network-affiliated television stations and five radio stations; Multimedia Cablevision Company operates more than 125 cable television franchises in Kansas, Oklahoma, Illinois, Indiana and North Carolina; Multimedia Security Service monitors approximately 52,000 security alarm customers; and Multimedia Entertainment produces and syndicates quality television programming, including Donahue, Sally Jessy Raphael,
Jerry Springer, and Rush Limbaugh, The Television Show.

Financial Highlights
(In thousands except per-share data)


                          1993           1992         1991

Earnings Per Share    $      2.60          1.61         1.30
Revenues                  634,574       576,781      524,326
Operating Profit          184,403       173,105      155,806
Net Earnings               99,850        60,504       48,397
Total Assets              655,174       627,945      556,285
Long-Term Debt            664,997       745,995      757,125
Capital Expenditures       47,378        37,493       32,187
Depreciation               35,422        31,710       29,140
Shares Outstanding         37,210        36,803       35,065
Operating Profit Margin      29.1%         30.0%        29.7%

Stock Performance

                                           1993          1992

QUARTER 1                     High        $36.25         28.00
                               Low         32.00         23.00
QUARTER 2                     High        $38.00         29.00
                               Low         32.00         26.00
QUARTER 3                     High        $36.75         28.75
                               Low         30.75         23.50
QUARTER 4                     High        $39.00         32.00
                               Low         33.50         24.00

Multimedia, Inc. stock is traded in the NASDAQ National Market System under the symbol MMEDC. Listed above are the high and low bids by quarter for 1993 and 1992. No dividends were declared or paid during 1993 or 1992.

(Operating Revenues bar graph appears here--see appendix)
(Net Earnings bar graph appears here--see appendix)
(Earnings Per Share bar graph appears here--see appendix)

*1993 earnings from ongoing operations excluding accounting changes, income tax adjustments and the sale of a property were $72,172 and $1.88 per share.

Media Industry Glossary

Convergence: Refers to the blurring of boundaries between the television, cable, telephone and computer industries as companies and technologies join to provide increasingly sophisticated communications methods and services.

Information Superhighway: A catch-all term, somewhat abstract at this point, used to describe the technical platform that will allow the eventual linkage of many different communications (television / cable / phone / computer) systems.

Coaxial Cable: The first generation of wire used for cable television, which uses a copper conductor to transport electrical impulses. Will probably continue to be used for the wire leading directly into homes, even in fiber optic cable systems.

Fiber Optic Cable: A state-of-the art cable, it carries more information at much higher speeds, is more reliable and delivers a higher-quality picture than coaxial cable can. Cable systems are being rebuilt using fiber optic cable for everything but the wire leading into the home.

Digital Compression: Digital technology is replacing "analog" technology for many applications. "Digitizing" information -- such as a musical recording or a television signal -- means to translate electrical impulses into a series of numbers like computers use, allowing exponentially more information to fit into the same space or be transmitted over a given wire. Digital compression further increases the number of signals that can be carried over fiber optic cable by 10 times or more -- making possible a "500-channel universe."

500-Channel Universe: Made possible by the combination of high-capacity fiber cable with digital compression technology, which expands the capacity of most cable systems from the current average of 35-50 channels to as many as 500.

Interactive: Refers to services that offer viewers two-way communications, such as "video on demand," electronic advertising databases that viewers can use as personal reference resources, and more sophisticated forms of home shopping. Although some interactive cable channels were being tested at the end of 1993, they are not expected to gain wide exposure until 1995 -- when interactive television-set converter boxes using industry standards still being developed become readily available.

Video on Demand (VOD): Expected to be the most widely used interactive cable service made possible by new technology. Will enable people to order and watch movies, sports, news and other programming on their own schedules, on a pay-per-view basis. Other VOD services may include video game libraries containing hundreds of titles, which viewers would be able to access for a flat fee per month.

Multiplexing: Refers to multiple channels offered by a service such as Home Box Office, giving viewers a wider selection of movie titles and starting times. This service is already available, but is generally not offered on systems that have not yet been rebuilt with the higher-capacity fiber cable.

1992 Cable Act: The Cable Television Consumer Protection and Competition Act of 1992 imposed federal regulation on many aspects of the cable business, and set the parameters for regulation of other aspects at the option of local cable franchising authorities. Among other things, the Act set benchmarks for what cable companies can charge for basic cable service and certain other services, such as remote controls, multiple converter boxes etc. The Act also established a procedure by which broadcast television stations and cable operators negotiate formal consent agreements providing for the transmission of the broadcast signal over cable, i.e. "retransmission." A "Must Carry" provision in the Act in essence gives most commercial broadcast stations the right to require their signals to be carried by the local cable operator(s).

Headend/Node: A headend is the originating point in a cable system; there may be several headends within a given system. Replacing coaxial wire with fiber cable reduces the number of required headends, which lowers operating and ongoing capital expense. Fiber carries audio and video signals from the headends to "nodes," which usually serve 500 to 2,000 homes.

MSOs: Refers to "Multiple (cable) System Operators" such as
Multimedia, who serve cable subscribers through many different

(Operating Profit bar chart appears here--see appendix)

systems, each of which is established through a local franchise agreement. Multimedia serves 417,300 subscribers through more than 125 franchises, making it the 30th largest MSO in the U.S.

DBS: Direct broadcast satellites are a new competitor of traditional cable systems. The two DBS systems being launched in 1994 require an 18-inch dish currently costing approximately $700 in each subscriber household. While DBS has some advantages over cable systems, the primary disadvantages are the upfront cost to consumers and its inability to transmit local broadcast stations.

RBOCs, Telcos: Synonyms short for "Regional Bell Operating
Companies" and "Telephone Companies," respectively. They have become major new players in the media industry by forming alliances with movie studios, syndicators and large cable companies.

Syndication: Generally refers to the sale of programming to television stations for use during non-primetime periods. Many programs, such as Multimedia's talk shows, are produced originally for syndication. In addition, the syndication market includes packages of reruns of series originally produced for primetime network broadcast.

Barter: "Barter" is one way syndicators are compensated by television stations for the

Operating Results
(In thousands)

                      1993           1992         1991

Operating revenues:
  Newspapers         $135,920       132,485      128,954
  Broadcasting        155,718       160,529      150,643
  Cable               164,598       144,383      129,855
  Entertainment       161,588       129,122      109,205
  Security             16,750        10,262        5,669

                     $634,574       576,781      524,326

Operating profit:
  Newspapers        $  37,667        37,698       34,554
  Broadcasting         38,816        38,191       34,693
  Cable                56,645        50,692       45,581
  Entertainment        63,285        55,841       50,931
  Security              1,838         1,818        1,056
  Corporate           (13,848)      (11,135)     (11,009)

                     $184,403       173,105      155,806


use of a given program. Under barter
agreements, the syndicator retains the right to sell a specified number of commercials during each program, for which it keeps the revenues. (The rest of the commercials are sold by the individual stations to local or national advertisers.) Syndicated shows are often sold under 100% barter arrangements until they become well-established, at which time they may also earn revenues through weekly license fees established by contract with the television stations.

Rating/Share: A national rating point represents 1% of the American television audience, or 942,000 households. A share refers to the percentage of households using television (also call "HUT") at a given time that watches a program. For example, a Nielsen score of 3/9 means that a program was watched by about 2.8 million (3 x
942,000) households, or 9% of the audience watching television during that timeframe.

ROP/Preprints: Two different kinds of newspaper advertising. "ROP" refers to ads that are printed on the pages of a newspaper and which appear in all editions, i.e. "run of press." "Preprints" refer to the advertising inserts found inside newspapers, but also sent by direct mail to nonsubscribers. These can be targeted or "zoned" to certain parts of a city according to demographics.

(Operating Revenues pie chart appears here--see appendix)
(Operating Profit pie chart appears here--see appendix)

To Our Shareholders

Multimedia, Inc. completed its seventh consecutive year of earnings increases in 1993, posting net income of $99.9 million on revenues of $634.6 million. Earnings excluding two accounting changes, income tax adjustments and a gain from the sale of a property
(more fully discussed in the Management's Discussion & Analysis) were $72.2 million or $1.88 per share, compared to $60.5 million or $1.61 per share in 1992.

 We're very proud that Multimedia's earnings per share have increased at a 21% compound annual growth rate over the last five years -- one of the best track records in the media and cable industries. That the Company was able to accomplish this during one of the most prolonged economic downturns in recent history partly reflects our diversification but more importantly is a tribute to our employees' creativity, foresight and just plain hard work -- including strict attention to cost management.

We're drawing on all of those strengths within Multimedia as we continue to seek opportunities for our individual businesses and our company as a whole in the increasingly exciting but also more competitive media world.

What is the best role for the over-the-air broadcaster in a universe that may one day include hundreds of cable channels? How do newspapers ensure that they remain the primary information and advertising resources in their communities? Where do mid-sized cable companies belong in this era of mega-mergers between regional telephone companies and large cable operators? How do you capture and hold the interest of a viewing audience that has proliferating choices at the touch of a remote control? How can you increase the value of the services and counsel you offer your advertisers?

The profitable growth opportunities of the next decade will be found in the answers to these tough questions, which we at Multimedia have been addressing for some time. We hope that you'll read the review of our operating divisions

(Photo of Walter E. Bartlett)
WALTER E. BARTLETT
Chairman of the Board, President
and Chief Executive Officer

(Photo of Donald D. Sbarra)
DONALD D. SBARRA
Senior Vice President - Operations
beginning on page six, which
outlines many of the steps we have already undertaken. We are committed to managing the Company for the highest long-term value for our shareholders, and will keep you informed as we continue to refine our strategies to fulfill that goal.

Multimedia began upgrading its cable systems with fiber optics in 1993, and will spend approximately $150 million to upgrade all of our cable operations by the end of 1997. As we complete each section of the upgrade, we will offer increasing numbers of our cable customers up to 110 channels of cable programming, compared to a current average of 40 channels in most of our systems. These will include a wider selection of premium channels already available as well as the new home shopping channels and video games that are due to be launched.

Beginning in 1995, when interactive
converter boxes currently under development become available, we will be ready to offer all of the proposed new interactive video services -- on as many as 500 channels. This investment should increase the value of our cable franchises and enable us to fully participate in the additional revenue streams resulting from potentially hundreds of new cable channels.

We also continue to look for acquisitions of subscribers in areas where we already have significant market presence -- chiefly
Wichita, Kansas, and Oklahoma City. We recently announced a pending transaction with another cable operator by which we will extend our cable franchise to virtually every household in the Wichita, Kansas, MSA (metropolitan statistical area) through the addition of about 50,000 subscribers.

Like many communications companies, Multimedia has been actively exploring new revenue-producing businesses with strategic partners that have expertise complementary to our own. To date these include a partnership with Hyperion Telecommunications, Inc., to develop a competitive (long distance) access system in Wichita; a telephonic advertising consortium being formed by BellSouth Enterprises, Inc. and Cox Enterprises, Inc.; and the planned launch of a local news and talk show cable channel by our Knoxville television station in conjunction with the major cable operator in that area.

Looking back on 1993, I would have to describe it as one of good business results, lots of planning for the future, and much change. In December, following the departure of Bill Grimes, I reassumed my former positions of president and chief executive officer. I'm very pleased to be working closely with two men in whom I have the utmost confidence. Don Sbarra, Senior Vice President -- Operations for Multimedia, is managing the five divisions of the Company. Bob
Hamby, Senior Vice

(Photo of Walter Bartlett and Bob Hamby appears here)
Walter Bartlett (right) and Bob Hamby, Senior Vice President-Finance and Administration, and Chief Financial Officer

President -- Finance and Administration, and
Chief Financial Officer, is managing the administrative and financial functions of Multimedia. We believe this team is well-equipped to manage the Company as we set goals and chart strategic paths for the converging media world.

Briefly, some of our accomplishments for 1993 include:

[] Repaying $80 million of debt;

[] Increasing revenues in every division but broadcasting, the results of which were being compared against $13 million of political and Olympics advertising revenues in 1992;

[] Increasing operating profit in four of our five divisions;

[] Signing new contracts with Phil Donahue and Sally Jessy Raphael that extend their talk show commitments until August 1995 and August 1998, respectively;

[] Celebrating with Sally the 10th anniversary of her talk show;

[] Completing the sale of our video production company, and signing agreements for the sale of three radio stations;

[] Opening two new security sales offices
(followed by another in January 1994);

[] Achieving profitability in the first full years of the Jerry Springer and Rush Limbaugh television shows;

[] Adding 2 1/2 hours of newscasts per week at four of our television stations;

[] Merging our two newspapers in Montgomery, Alabama; and

[] Upgrading the training and market research resources for all of our advertising personnel, so that they may better serve their customers.

The improving economy should help produce operating profit increases in 1994 for our newspaper and broadcasting divisions. However, entertainment operating profit is not expected to increase materially over the 1993 level due to investments in programming and promotion we plan to make to protect the audience shares of Donahue and Sally Jessy Raphael and to continue to develop our newer shows. Also, because we are nearly doubling our capital expenditures in 1994, mainly for the cable and security divisions, we expect depreciation and amortization expense to increase about $9 million. Because of the ongoing effects of cable rate reregulation and the additional depreciation, we expect the cable division's operating profit to decrease slightly for 1994.

If there is any disadvantage in achieving superior earnings growth for seven consecutive years, it's that people come to expect it. We want you to know that the important investments we are making will have a limiting effect on 1994 earnings growth, as outlined above. We believe, however, that these strategic initiatives and technological upgrades are in the best interest of creating greater long-term value in the assets of Multimedia, Inc. Your company will be prepared for both the challenges and the opportunities of the future telecommunications world.[]

(Signature of Walter E. Bartlett)
WALTER E. BARTLETT
Chairman of the Board, President
and Chief Executive Officer

March 3, 1994

Multimedia Newspaper Company

Multimedia improved the quality of its newspapers in 1993 while continuing to develop and introduce niche publications and new information delivery vehicles. These innovations will help maintain competitiveness as the number of media choices for both readers and advertisers continues to increase. The division's major daily newspapers also intensified their efforts to capture advertising dollars currently being spent in other media, such as Yellow Page directories and direct mail.

Operating revenues for the division were $135.9 million, up 3% over 1992, and 1993 operating profit of $37.7 million was equal to the prior year. Circulation revenue grew 6% to $30.2 million, based on increases in rate and new cus-

(Photo appears here)
The use of shared research is an important element of Multimedia's advertising sales program. Laura Biggerstaff, Marketing
Development Manager of The Greenville (S.C.) News-Piedmont Co., presents Bob Greiner (left), Executive Vice President, Belk Simpson Co., with a map showing potential customer growth areas. Rod Adams
(second from left), Consultative Sales Manager of The Montgomery
(Ala.) Advertiser, and Murray Howard, Research and Planning
Manager for Multimedia Newspaper Co., are also members of the division's market research team.

(Photo appears here)
WireWatch, newsroom software developed by John Pittman (seated), Executive Editor of The Greenville News-Greenville Piedmont, was the division's foundation for electronic publications via facsimile and videotext. Shown with Pittman are (clockwise from center) newspaper division President Bern Mebane; Cecil Kelley, MNC
Director of Operations; and Hal Tanner, Business Manager, Greenville News-Piedmont Co.

tomers. Advertising revenues and
linage also increased, as strong gains in classified and preprint categories more than offset weaker retail advertising.

Multimedia introduced new "audiotext" information services at The Greenville (S.C.) News, the Asheville (N.C.) Citizen-Times and The Montgomery (Ala.) Advertiser in 1993. The services offer readers round-the-clock access via touchtone phone to data in hundreds of categories, including stock quotes and local entertainment. The newspapers are examining ways to make these services more user-friendly, including competitive applications for three-digit ("N11") telephone access numbers.

To further develop the "electronic bridge" between the papers' news and advertising databases and the public, Multimedia has agreed to become a charter member of a newspaper consortium in a joint venture being formed by BellSouth Enterprises, Inc. and Cox Enterprises, Inc. The network will market telephonic classified and Yellow Page advertising throughout BellSouth's service area using data from all of the newspapers in the consortium.

The Greenville, Asheville and Montgomery newspapers are working together to obtain new advertisers and recapture advertising dollars that have gone into other media with marketing presentations targeted to meet the specific needs of regional accounts. In 1993 they secured not only the preprint business from one major food retailer for their own papers, but also the printing and distribution of the inserts to 43 other newspapers in the region. Multimedia also helped establish a Southeastern region newspaper network that enables clients to reach 13 states with one advertising buy.

During the year the Montgomery, Ala., newspapers successfully merged the afternoon Journal with the morning Advertiser. In early 1994, the Advertiser began a two-year capital investment program to build a production facility and purchase a new press, which will greatly enhance the paper's quality and efficiency.

In January 1994, the news staffs of the News and Piedmont were merged. The reorganization will enable the two papers to expand their coverage of the Greenville/Spartanburg area, improve overall editorial quality and gradually result in economies of scale.

(Photo appears here)
Multimedia secured Winn-Dixie's preprint distribution business by creating a printing program for over one million circulars per week and developing a four-state distribution network of 44 newspapers.
In this photo, Winn-Dixie's Marketing Director John Harden (far right) surveys weekly circulars with (left to right) Jay Banks, division Vice President and Publisher of the Asheville Citizen-Times; Steve Brandt, Publisher of the Greenville dailies; and Tom Stultz, division Vice President.


Although Multimedia Newspapers' results for 1994 will depend largely on the strength and stability of the U.S. economic recovery, the division is well-positioned with strong advertiser acceptance and good cost controls in each of its areas. In addition, Multimedia has taken decisive actions to ensure the continued relevance of its newspapers in a world that is becoming increasingly oriented toward video and audio information sources.[]

Multimedia Broadcasting Company

Multimedia Broadcasting continued to benefit in 1993 from its commitment to highly rated local and syndicated television programming and excellent service to advertisers, as well as a slowly improving economy.

The year was particularly challenging, however, as the division's results were being compared to 1992, which included over $13 million in election-year and Olympics advertising revenues. In addition, the division's mobile production operation, Multimedia Video Productions, was sold in January 1993. Even though operating revenues declined 3% to $155.7 million, the broadcasting division increased operating profit 2% to $38.8 million.

Multimedia's broadcasting strategy in the increasingly competitive media world is best described by the word "localism." This refers to producing local news, information and entertainment programs of the highest possible relevance to viewers.

Multimedia's television stations added a total of 10 hours of local news to weekly schedules during 1993. The division's stations have

(Photo appears here)
News Anchor Tina Hicks (second from right) and News Director Dodie Cantrell (right) of WMAZ-TV, Multimedia's CBS affiliate in Macon, Ga., shoot a public service announcement at Carver School, site of Project Head Start, where WMAZ participates in the Adopt-A-School program. Behind the camera are promotion department Producers
Latissa Jones (left) and Dawn Sharp.

(Photo appears here)
Pat Servodidio (left), President of Multimedia Broadcasting Company, visits News Anchors Karen Foss and Rick Edlund on the set of KSDK-TV's award-winning 10 p.m. newscast. KSDK had the nation's top-rated newscast and recorded its biggest lead in five years in the St. Louis market during the November 1993 sweeps period.


also taken advantage of new technologies to enhance news programming. Recent investments include new sets at three stations as well as upgrading of weather reporting through the addition of Doppler radar and computerized graphics and animation.
In advertising, the division's localized focus involves a consultative approach in which clients benefit from more targeted market information and better-trained sales representatives who bring true value to the advertisers' media-buying process. The division's stations are also aggressively targeting nontraditional television advertisers. Special programs for these customers include innovations such as coupon books that are distributed by mail and promoted on television.

The properties' 1993 results varied with economic and competitive conditions within each market. Advertising revenues at the four
NBC-affiliated stations also continued to be affected by the network's #3 ranking in primetime programming.

WKYC-TV (NBC) in Cleveland posted a strong ratings increase for its late-night news, and added weekend newscasts that outperform the competition. Revenues and operating profit have increased significantly in the three years since Multimedia acquired control of the station.

KSDK-TV (NBC) in St. Louis was the top-rated station overall in the nation's top 30 metered markets and had the country's highest-rated late-night newscast, according to Nielsen reports for November 1993. The station widened its lead over news competitors and increased national and local advertising sales during 1993.

WBIR-TV (NBC) continued to dominate the Knoxville market for both evening newscasts, and posted gains in revenues and operating profit during the year. Its 6:00 p.m. newscast was ranked first in the country's top 75 markets in the November 1993 Nielsen report. WBIR-TV also signed an agreement to develop a local news and talk cable channel in conjunction with the primary cable operator in Knoxville.

WLWT-TV (NBC) signed a new contract to televise the Cincinnati
Reds' games during 1994-95, continuing a 43-year tradition as the flagship station of the Cincinnati Reds Television Network.

WMAZ-TV (CBS), the only VHF station in Macon, benefited from a stronger economic climate in that area, and maintained its dominance in news and syndicated programming.

Multimedia will continue the aggressive positioning of its television stations as leading information and entertainment sources in each of its markets.[]

(Photo appears here)
Multimedia's commitment to localism is exemplified in WBIR-TV's award-winning Heartland Series, a collection of vignettes on the culture and people of the Appalachian region. Pictured on a Heartland Series location in Knoxville are (left to right) series host Bill Landry; Linda Billman, Managing Producer; Jim Hart, WBIR's
Vice President and General Manager; Steve Dean, Creative Services
Director; Bill Archer, Recordist; and Doug Mills, Videographer.

Multimedia Entertainment Company

(Photo appears here)
Entertainment division President Bob Turner (left) and Executive
Vice President Dick Coveny are shown in front of Multimedia's exhibit at the annual National Association of Television Programming Executives (NATPE) convention, the largest marketplace for buyers and sellers of syndicated television programming.


Multimedia's track record for developing and syndicating top-rated talk shows gives it a strong leadership position in a television programming niche that has grown dramatically in both audience share and competition.

Multimedia's Donahue and Sally Jessy Raphael shows remained among the highest-rated daytime talk shows, despite an increase from four to 13 competing programs in the last four years. In addition, Jerry Springer, in its second season in national syndication, is the fastest-growing daytime talk show according to Nielsen reports. Rush Limbaugh, The Tele-vision Show, also in its second season, posted a 20% gain in audience and increased its lead as the top syndicated late-night show.

The continued success of Multimedia's talk shows resulted in $63.3 million in 1993 operating profit, an increase of 13% over the prior year. Operating revenues increased 25% to $161.6 million, largely due to revenues from Rush Limbaugh and Jerry Springer for the first full year.

Donahue had a national rating of 5.5 in 1993, its 26th year. The program is seen in 189 U.S. markets, representing 97% of the country, and in about 50 foreign countries. In 1993 Phil Donahue signed a new contract to continue to host the show through August 1995.

Sally Jessy Raphael celebrated its 10th anniversary in 1993, and achieved a 5.0 national rating for the year. The show is seen in 186 U.S. markets, covering 97% of the country, and approximately 30 foreign countries. Ms. Raphael also signed a new contract in 1993, extending her commitment to host the program through August
1998.

Rush Limbaugh, the Company's first entry into late-night talk shows, is shown in 223 markets, covering virtually the entire U.S. The show had a 3.6 rating for the 1993 fall season, only .7 of a point behind NBC's
"The Tonight Show."

Jerry Springer increased its number of markets to 145 for the 1993-1994 season and is now available in 87% of the country. The show continues to post steady audience gains, and Multimedia is committed to developing it into one of the leading talk shows.

During 1993 Multimedia began to market a new talk show, scheduled to debut in September 1994. Susan Powter will be hosted by the well-known fitness advocate, whose book, "Stop the Insanity," reached the top of the New York Times best-seller list. The division believes a motivational format led by one of the more intriguing media personalities will quickly stand out from the din of new talk shows.

Multimedia recently completed extensive research on talk show audience viewing habits, which have changed dramatically over the past few years. It is using that information not only to protect the audience shares of Donahue and Sally Jessy Raphael, but also to fine-tune the development of its new shows. The research also confirmed for Multimedia the viability of a news-oriented all-talk channel for cable, which it expects to introduce in the fall of 1994.

Multimedia began to leverage its preeminence as a talk show creator more aggressively during the year with the development of co-production arrangements in seven foreign countries. The division intends to co-produce pilots and serve as a series advisor in these international ventures.

Multimedia produced 16 hours of made-for-television movies and miniseries during 1993. It expects to curtail that activity in the future, however, in order to concentrate its resources on more profitable programming opportunities.[]

(Four photos appear here--see appendix)
Multimedia's four talk show hosts: (clockwise from upper left) Phil Donahue, Sally Jessy Raphael, Rush Limbaugh and Jerry Springer.
Multimedia's expertise in developing and syndicating successful talk shows has placed the Company in the forefront of a rapidly expanding programming niche.

Multimedia Cablevision Company

In 1993 Multimedia Cablevision posted its 14th consecutive year of revenue and operating profit increases and planned a five-year $150 million capital investment program. These milestones were achieved while the division also completed retransmission agreements with broadcast television stations in its cable markets and dealt with new rate regulations and other issues posed by the Cable Television Consumer Protection and Competition Act of 1992.

Operating revenues were $164.6 million, a 14% increase over 1992, and operating profit increased 12% to $56.6 million. Revenues and operating profit would have increased 7% and 11%, respectively, excluding the effect of an acquisition made in December 1992.

At year-end the division served 417,300 subscribers through 125 franchises, making it the 30th largest cable company in the U.S.

Multimedia Cablevision's strong profit margin and advertising revenue growth have in large part resulted from its clustering policy, which focuses on four areas -- in Kansas, Oklahoma, North Carolina and suburban Chicago. This strategy greatly enhances operating and advertising economies of scale, and the


(Photo appears here)
Customer service representatives Stacy Hernandez (right) and Debbie Spillman assist customers in Cablevision's Wichita office. Multimedia's reputation for providing excellent service has positioned the Company as a leader in its field.

(Photo appears here)
Multimedia Cablevision's regional Vice Presidents discuss the division's rebuilding of its systems with fiber optics. Ron Marnell, Kansas, (second from right) outlines the Wichita rebuild for (left to right) Cliff Waggoner, Illinois; Terry Gorsuch, Oklahoma; and Bruce Mears, North Carolina.

division will continue to seek
franchise acquisitions in those areas.

Multimedia increased the number of subscribers within its existing systems by 1.8% during 1993. This internal growth rate was somewhat lower than the division's recent average of about 3-4%, partly because subscriber growth has slowed for the cable industry in general and also because of economic softness in Wichita, Kansas, its largest system.

During 1993 Multimedia rebuilt systems serving 15% of its customers with fiber optics. Over the next four years, the division will rebuild the rest of its systems and integrate digital compression, which will prepare it for new competitors and open up many revenue opportunities.

New competitors could include direct broadcast satellite and wireless cable operators, but the regional telephone companies present the most likely challenge due to their name recognition, financial resources, and network switching and mass billing expertise. Despite the increase in competitors, Multimedia expects to continue to offer its markets a superior combination of service, price, programming and technology, largely due to the rebuild plan.

The division believes its subscriber relations are already among the best in its industry, and it constantly works to improve its customer service. The rebuild program will enhance both picture quality and reliability to a level equal to or better than other new technologies.

Potential new revenue sources will also become available through the increased channel capacity of fiber versus traditional coaxial cable, together with digital compression technology.

Immediate opportunities include new premium cable networks and multiple versions of existing networks that offer more flexibility to subscribers. "Video on demand," which will allow viewers to order movies, sporting events, news programs and hundreds of video games at will, is also expected to be one of the most significant new revenue sources. Additional future services could include electronic Yellow Page directories and classified advertising as well as interactive video home shopping.

Multimedia Cablevision continues to increase revenue from currently available ancillary sources. Cable programming attracts a much larger proportion of viewers than it does advertising revenue, and the division

(Photo appears here)
Cablevision's North Carolina region utilizes college and professional athletes as spokespeople in a unique outreach program called
Supersports. Here, former NBA star Phil Ford, now assistant coach at the University of North Carolina, delivers a motivational talk to a group of young people.

has improved its sales efforts in order to build market share. Multimedia has also signed a partnership agreement with Hyperion Telecommunications, Inc., to offer access for long distance signals to commercial customers in Wichita. The Company believes it can profitably compete with the regional telephone company for these customers because of its superior fiber optic system with highly reliable backup systems and existing access to the necessary right-of-ways.[]

Multimedia Security Service

During 1993 Multimedia Security Service continued to develop the management and sales infrastructure necessary for rapid subscriber growth in an industry that offers much opportunity. After being included in Multimedia Cablevision's results for its first
11 years of operation, Multimedia Security is reporting its results separately for the first time in 1993, although the two divisions still operate under common management.

Operating revenues for 1993 were $16.8 million, up 63% over 1992, and operating profit increased 1% to $1.8 million. At year-end, Multimedia served more than 52,400 customers, an increase of 48% over the prior year.

(Photo appears here)
Mark Wilson (left), Security's Vice President of Operations, meets with Shift Supervisor A. J. Jones (center) and Central Station Manager Phil Davis in the division's nerve center, where both residential and commercial security systems throughout the country are monitored.

(Photo appears here)
Security's rapid growth is being coordinated by veterans of the same management team who were actively involved in the cable division's expansion in the last decade. Shown on the construction site of the new Security headquarters in Wichita are (left to right) Vice President and Controller Patsy Selby; division President Mike Burrus; Senior Vice President Tom Smith; and Vice President and General Counsel David Fleming.

The first security offices were opened in Wichita and Oklahoma City, where Multimedia was already well-known for excellent service to its cable customers. The division has expanded into other areas, however, opening full-service offices in Dallas and Miami in late 1992, in Houston and Chicago during 1993, and in St. Louis in January 1994. An eighth sales office will be opened later in 1994. Offices that primarily provide maintenance and repair service to existing accounts have also been opened recently in Los Angeles, Phoenix and Las Vegas.

In addition to selling systems from its own sales offices, Security also grows through the acquisition of accounts from other alarm companies. In 1993, two-thirds of its new customers were generated from these acquisitions.

Multimedia Security began a telemarketing operation in 1993, which is intended to augment in-person sales presentations. Security has also increased its advertising in Wichita, Okla- homa City and the Chicago area.

To facilitate the continued rapid growth that it expects in the security business, the division is moving its central monitoring station, customer service and administrative offices from their existing site at Multimedia's cable headquarters in Wichita to its own nearby location. Ground was broken on the new monitoring facility in late 1993, and it will be completed by the end of summer 1994.

The factors that make the security
business attractive for Multimedia -- growing concern about crime, the relatively few households that already have alarms, and technological advances that are reducing the cost of equipment -- will inevitably attract more competitors in the future. However, Multimedia has a distinct advantage in that it has been developing its expertise and reputation in this area for over a decade, and it is a large, well-capitalized security company operating among hundreds of smaller, less well-established companies.

(Photo appears here)
Security Regional Managers Joel Johnson (right), Miami, and Randy Rosiere, Wichita, review promotional and sales materials. The Miami office, which opened in January 1993, has quickly become one of the division's most productive operations, and the flagship office in Wichita continues as one of Multimedia Security's top producers.[]

Multimedia, Inc. and Subsidiaries
Management's Discussion
and Analysis of Financial Condition
and Results of Operations

(Photo of Bob Hamby)
Bob Hamby, Multimedia's Senior Vice President -- Finance and Administration, and Chief Financial Officer
Results of Operations
     The Company had net earnings for 1993 of $99.9 million compared with $60.5 million for 1992. Net earnings per share for 1993 were $2.60 compared with $1.61 for 1992. The 1993 net earnings reflect a net benefit of $14.3 million resulting from the cumulative effect of the adoption of Statements of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. In addition, net earnings in 1993 also reflect a reduction in income tax expense of approximately $12.0 million due to the resolution of the IRS examination of the Company's 1982 through 1986 consolidated federal income tax returns and the changes in tax rates and amortization of intangible assets resulting from the Budget Reconciliation Act of 1993. The earnings also included an after-tax gain of approximately $1.4 million resulting from the sale of the Company's mobile video production unit in January 1993. Earnings and earnings per share for 1993, excluding the accounting changes, income tax adjustments and the gain on the sale of the Company's mobile video production unit, were $72.2 million and $1.88, respectively.
Operating Revenues
     The following table shows the percentage increases (decreases) in the Company's revenues for the years 1993 and 1992.

Division               1993 vs. 1992   1992 vs. 1991
Newspapers                   3%              3%
Broadcasting                (3%)             7%
Cable                       14%             11%
Entertainment               25%             18%
Security                    63%             81%
   Total operating
   revenues                 10%             10%

NEWSPAPERS
     The increase in newspaper revenues for 1993 resulted from increases in circulation revenues, classified advertising and increases in other revenues. The increase in newspaper revenues for 1992 resulted from increases in circulation revenues and increases in other revenues. Advertising revenues increased 1% for 1993 and remained flat in 1992. Advertising revenues represent approximately 75% of total newspaper operating revenues. Linage increased 2% in 1993 and
                                       16

Multimedia, Inc. and Subsidiaries
Management's Discussion and Analysis

decreased 1% in 1992. The 1993 annual average net paid circulation increased 2% for daily papers to 330,000; 1% for Sunday papers to 359,000; and 19% for non-daily publications to 201,000. At December 31, 1993, daily circulation was 323,000, a slight decrease from the prior year; Sunday circulation was 352,000, flat with last year; and non-daily publications' circulation was 202,000, an increase of 28%. The 1992 annual average net paid circulation increased 1% for daily papers to 325,000; 2% for Sunday papers to 356,000; and 14% for non-daily publications to 169,000. At December 31, 1992, daily circulation was 325,000, a 2% increase from the prior year; Sunday circulation was 351,000, an increase of 2%; and non-daily publications' circulation was 159,000, flat with 1991. The Company's three largest newspaper operations, which are in Greenville, South Carolina; Asheville, North
Carolina; and Montgomery, Alabama, account for
approximately 75% of the division's revenues.
BROADCASTING
     Broadcasting revenues decreased 3% in 1993. Local and national revenues increased approximately $6.3 million in 1993, and political revenues were approximately $8.0 million less than in 1992. The 1993 revenues decreased by approximately $3.4 million as a result of the sale of the Company's mobile video production unit. Broadcasting revenues increased 7% in 1992 principally as a result of political revenues, which were approximately $8.4 million greater than in 1991. Television operating revenues represent over 90% of the total broadcasting revenues. Local time sales account for approximately 50% and national time sales account for approximately 33% of the total television operating revenues. The remainder of television operating revenues is accounted for by political, network and other revenues.
CABLE
     Cable revenues increased 14% in 1993, with approximately half of the increase due to the acquisition of cable systems in Indiana. Excluding the revenues from the Indiana cable systems, cable revenues would have increased 7% in 1993. Of this 7% increase in cable revenues from 1992 to 1993 and the 11% increase from 1991 to 1992, approximately 4% and 3%, respectively, were due to rate increases to the cable subscriber. Subscriber growth contributed increases of 1% and 4%, respectively. Other cable acquisitions and growth of ancillary revenues accounted for 2% and 4%, respectively.
     The average monthly revenue per cable subscriber at the end of 1993 was $33.29 versus $32.13 in 1992 and $30.36 in 1991. Multimedia Cablevision increased its basic cable subscriber counts to 417,000 in 1993 from 410,000 in 1992 and 365,000 in 1991.
     In February 1992, the Company purchased approximately 5,000 cable subscribers in Illinois from Dowden Communications Investors, L.P., and in December 1992, the Company purchased approximately 28,000 subscribers in Indiana from Prime Cable Income Partners, L.P.
ENTERTAINMENT
     Entertainment revenues increased 25% in 1993 primarily due to increases in revenues from the SALLY
                                       17

Multimedia, Inc. and Subsidiaries
Management's Discussion and Analysis

JESSY RAPHAEL show and the first full year of revenues for the division's new talk television shows JERRY SPRINGER and RUSH LIMBAUGH, THE TELEVISION SHOW. Revenues for the division's made-for-television movie production business, Multimedia Motion Pictures (MMP), reflect the increase in movie production from six hours in 1992 to 16 hours in 1993.
     The majority of the 1992 increase in entertainment revenues was attributable to increases in revenues from the DONAHUE and SALLY JESSY RAPHAEL shows. A portion of the 1992 increase in revenues was also derived from MMP and the introduction of new shows, including JERRY SPRINGER and RUSH LIMBAUGH, THE TELEVISION SHOW.
     Excluding the impact of MMP's productions and new shows in 1993 and 1992, the revenue increase would have been 5% and 11%, respectively.
     The DONAHUE and SALLY JESSY RAPHAEL shows account for virtually all of the division's profit and represent approximately 50% and 25%, respectively, of the entertainment division's revenues.
     In 1993, Phil Donahue signed a new contract with Eleven-Year Review
(IN THOUSANDS EXCEPT PER-SHARE DATA)

Year Ended December 31,                                                                    1993          1992          1991
Operating revenues                                                                       $634,574       576,781       524,326
Operating expenses.....................................................................   399,971       360,694       330,072
Depreciation and amortization                                                              50,200        42,982        38,448
   Total operating costs and expenses                                                     450,171       403,676       368,520
Operating profit.......................................................................   184,403       173,105       155,806
Interest expense.......................................................................    61,996        71,820        79,315
Other income (expense), net                                                                 1,494          (447)          643
   Earnings before income taxes, minority interest
      and other items(1)...............................................................   123,901       100,838        77,134
Income taxes...........................................................................    38,703        41,343        30,254
Minority interest in subsidiaries' losses, net                                                320         1,009         1,517
   Earnings (loss) before other items..................................................    85,518        60,504        48,397
Other items                                                                                14,332            --            --
   Net earnings (loss)                                                                   $ 99,850        60,504        48,397
Earnings (loss) per share before other items...........................................  $   2.23          1.61          1.30
Earnings (loss) per share..............................................................  $   2.60          1.61          1.30
Cash dividends per share...............................................................  $     --            --            --
Average common shares outstanding(2)...................................................    38,374        37,593        37,253
Long-term debt, including current installments.........................................  $664,997       745,995       757,125
Total assets                                                                             $655,174       627,945       556,285

1. OTHER ITEMS CONSIST OF THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES IN 1993, AND AN EXTRAORDINARY ITEM IN 1990.
2. INCLUDES DILUTIVE COMMON STOCK EQUIVALENTS IN 1987 THROUGH 1993.
   SHARE AND PER-SHARE AMOUNTS HAVE BEEN RETROACTIVELY ADJUSTED TO REFLECT THE 3-FOR-1 STOCK SPLIT EFFECTED APRIL 1991.
                                       18

Multimedia, Inc. and Subsidiaries
Management's Discussion and Analysis

the Company to continue to host the DONAHUE show through August 1995. Sally Jessy Raphael also signed a new contract in 1993 to continue to host the SALLY JESSY RAPHAEL show through August 1998.
SECURITY
     Security revenues increased 63% in 1993 and 81% in 1992 primarily due to the increase in the number of security subscribers. The number of security subscribers at year-end increased to 52,400 in 1993 from 35,300 in 1992 and 25,500 in 1991. Of the increase in the number of subscribers in 1993, 60% was due to acquisitions, and 40% was due to internally generated sales. Monitoring fees from security customers represent approximately 80% of the division's revenues. Installation and maintenance fees account for the remainder of the division's operating revenues.

      1990            1989             1988             1987             1986             1985             1984             1983
     480,724         462,698          439,588          410,753          371,799          336,271          304,361          269,720
     279,787         269,536          263,671          251,434          232,142          221,377          202,014          181,266
      30,655          29,492           28,572           27,744           25,487           24,275           21,523           18,411
     310,442         299,028          292,243          279,178          257,629          245,652          223,537          199,677
     170,282         163,670          147,345          131,575          114,170           90,619           80,824           70,043
      88,289         102,109          108,340          110,999          111,890           36,378            8,289            8,198
        (873)            (56)           3,522            6,573              159           (6,323)          (8,368)           3,413
      81,120          61,505           42,527           27,149            2,439           47,918           64,167           65,258
      32,462          22,845           15,650           14,660            7,100           26,280           30,479           30,084
          --              --               --               --               --               --               --               --
      48,658          38,660           26,877           12,489           (4,661)          21,638           33,688           35,174
      (3,078)             --               --               --               --               --               --               --
      45,580          38,660           26,877           12,489           (4,661)          21,638           33,688           35,174
        1.32            1.04              .73              .34             (.14)             .47              .67              .72
        1.23            1.04              .73              .34             (.14)             .47              .67              .72
          --              --               --               --               --              .16              .20              .17
      36,984          37,263           36,579           36,450           33,000           46,350           49,995           49,161
     798,877         747,776          793,569          841,379          882,108          880,541           80,831           86,818
     535,535         404,142          405,000          409,279          408,765          399,037          402,820          387,112

                                       19

Multimedia, Inc. and Subsidiaries
Management's Discussion and Analysis

Operating Costs
and Expenses
     Operating costs and expenses are comprised of production costs, selling, general and administrative expenses, and depreciation and amortization expenses. The following table shows the percentage increases (decreases) in the Company's operating costs and expenses for the years 1993 and 1992.

Division               1993 vs. 1992   1992 vs. 1991
Newspapers                   4%              --
Broadcasting                (4%)             6%
Cable                       15%             11%
Entertainment               34%             26%
Security                    77%             83%
   Total operating
   costs                    12%             10%

NEWSPAPERS
     The majority of the operating costs and expenses increase in 1993 was due to increases in newsprint and production costs. Operating costs and expenses remained flat in 1992 principally due to a decrease in newsprint costs. Newsprint represents approximately 20% of the total newspaper division's operating costs and expenses.
BROADCASTING
     The 1993 decrease in broadcasting operating costs and expenses was principally due to decreases in programming costs and a reduction of approximately $2.4 million in costs due to the sale of the Company's mobile video production unit. The 1992 increase in broadcasting operating costs and expenses was principally due to increases in programming costs, sales-related costs and programming write-offs of approximately $2.5 million.
CABLE
     The 1993 costs and expenses include the results of the Indiana cable systems purchased in December 1992. Excluding the results of the Indiana cable systems, operating costs and expenses would have increased approximately 6% in 1993.
     This 6% operating costs and expenses increase in 1993 and the 1992 increase were principally due to programming cost increases and the expansion of the division's wireless cable operation.
ENTERTAINMENT
     The 1993 increase is primarily attributable to the costs related to the increase in the number of hours of programming in MMP and increases in costs associated with the first full year of the production of JERRY SPRINGER and RUSH LIMBAUGH, THE TELEVISION SHOW. The number of hours of programming produced and sold by MMP increased from six hours in 1992 to 16 hours in 1993. The 1992 expenses include expenses related to MMP and new talk shows. Excluding the effect of the costs mentioned above, operating costs increases for 1993 and 1992 would have been approximately 6% and 13%, respectively.
SECURITY
     The security operating costs and expenses increases in 1993 and 1992 were principally due to the expansion of the Company's security alarm business. The majority of the costs and expenses increases in 1993 and 1992 was due to the opening of new full-service offices, increases in central station monitoring costs, and depreciation and amortization expense related to the subscriber growth. The division opened one new full-service office in the fourth quarter of 1991, two offices in the fourth quarter of 1992 and
                                       20

Multimedia, Inc. and Subsidiaries
Management's Discussion and Analysis

two additional offices during the first quarter of 1993. The start-up costs associated with the increase in sales offices and the increase in depreciation and amortization offset the related revenue increases.
Operating Profit
     The above changes in operating revenues and operating costs and expenses resulted in the following increases in the Company's operating profits for the years 1993 and 1992.

Division               1993 vs. 1992   1992 vs. 1991
Newspapers                   --              9%
Broadcasting                 2%             10%
Cable                       12%             11%
Entertainment               13%             10%
Security                     1%             72%
   Total operating
   profit                    7%             11%

Interest Expense
     Interest expense was $62 million in 1993, $72 million in 1992 and $79 million in 1991. The decrease in expense was principally due to debt payments and reduction in interest rates related to the Company's floating rate debt.
     At December 31, 1993, the Company's debt financing included a $581 million unsecured bank facility and $400 million of unsecured Senior Notes. The borrowings under the bank facility bear a floating interest rate over applicable prime, CD or LIBOR rates based on the Company's debt to annualized operating cash flow ratio. The Company has interest rate swap agreements which effectively fix LIBOR on $100 million of its floating rate debt at approximately 5.4%. The interest rate swap agreements expire at various times from October 1994 through November 1996. The Company has interest rate cap agreements which cap LIBOR at 7% on $50 million that expire in 1994 and 1995, and an interest rate cap agreement which caps LIBOR at 7% on $25 million which begins in 1996 and expires in 1997. The bank Credit Agreement required the Company to maintain interest rate protection agreements until December 31, 1993, of not less than 40% of the outstanding balance under the bank credit facility. The Senior Notes bear interest at a composite rate of 10.7%.
     The Company's Board of Directors approved interest rate guidelines in October 1990 to maintain interest rate protection on a minimum of 70% of outstanding debt.
     In addition to purchasing a 51% equity interest in WKYC from NBC, the Company purchased a 51% interest in a $75 million principal promissory note of WKYC which was held by NBC. As a result, 51% of the note is now due to the Company, and NBC retained a 49% interest in the note ($36.8 million), which bears interest at a rate of 10% and is due in full on December 26, 1997.
     The composite interest rate on all debt was 9.2%, 8.6% and 9.8% at the end of 1993, 1992 and 1991, respectively.
Income Taxes
     The effective income tax rates were 32%, 41% and 39% for 1993, 1992 and 1991, respectively. The resolution of the Internal Revenue Service (IRS) examination of the Company's 1982 through 1986 consolidated federal income tax returns and changes in tax
                                       21

Multimedia, Inc. and Subsidiaries
Management's Discussion and Analysis

rates and amortization of intangible assets from the Budget Reconciliation Act of 1993 occurred in the third quarter of 1993. The cumulative effect of the above mentioned items was a decrease in tax expense of approximately $12 million. The Company expects the 1994 tax rate to be between 41% and 42%.
     The Company is contesting certain proposed deficiencies for 1987 through 1989. The deficiencies principally involve various acquisition issues related primarily to cable. The ultimate resolution of these matters cannot be ascertained at this time. The Company is continuing to vigorously contest the assessments. The Company believes that it has adequately provided for agreed-upon and potential deficiencies, including interest. This is discussed further on page 35.
     Effective January 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes, and reported a gain of approximately $15.4 million as the cumulative effect of the change in the method of accounting for income taxes. SFAS No. 109 requires a change from the deferred method under Accounting Principles Board (APB) Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
     Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.
Postretirement Benefits
     Effective January 1, 1993, the Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and reported an expense of approximately $1.1 million, net of tax, as the cumulative effect of the change in the method of accounting for postretirement benefits. The new rules require employers to accrue for the costs of providing health and other welfare benefits to future retirees. The cost of postretirement medical benefits has historically been accounted for on the cash basis. Prior years' financial statements have not been restated.
Minority Interest
     Minority interest represents the minority shareholders' proportionate share of the income or loss of certain consolidated subsidiaries, primarily WKYC-TV, Inc.
Inflation
     Historically, the Company has competitively priced its products and services to more than offset price increases to the Company by vendors and others. The Company was able to implement price increases for many of its products and services in 1993, 1992 and 1991, during periods of low inflation. The Company anticipates this trend of price increases to be sustained through 1994, except for any prices subject to governmental regulation.
                                       22

Multimedia, Inc. and Subsidiaries
Management's Discussion and Analysis

Liquidity and Capital
Resources
     The Company defines liquidity in terms of its ability to fund its current operations, make capital expenditures and service its debt. Internally generated funds and the bank Credit Agreement are the Company's primary sources of liquidity. The primary uses of funds have been for capital expenditures, taxes, acquisitions, debt repayments and film contract payments.
     The bank Credit Agreement and/or Senior Notes contain covenants which limit
(i) payment of dividends; (ii) purchase of capital stock of the Company; (iii) incurrence of indebtedness; (iv) acquisitions outside the Company's current lines of business; (v) liens; (vi) investments; (vii) transactions with affiliates; (viii) sales of assets; and (ix) certain extraordinary transactions.
     In addition, one or both of the agreements require the Company to maintain specific ratios of debt to annualized operating cash flow, annualized operating cash flow to interest expense and annualized operating cash flow to fixed charges. Management believes it is in compliance with all covenants.
     Principal payment schedules for the Credit Agreement and Senior Notes are provided on pages 31 through 33. The Company estimates its cash interest expense requirements for 1994 to be approximately $61 million, capital expenditure requirements to be approximately $90 million and the required principal payments to be approximately $1 million. At December 31, 1993, the Company had approximately $270 million available under the bank Credit Agreement.
     The bank facility and Senior Notes provide, among other things, additional available funds for future acqui-sitions and repurchase of the Company's stock within certain limitations. At December 31, 1993, the Company had signed letters of intent to purchase security systems for up to $1 million. During the first quarter of 1994, the Company sold its radio stations in Milwaukee, Wisconsin, and Shreveport, Louisiana, for a total of $7.2 million, which resulted in a gain of approximately $3.6 million before taxes.

(Photo appears here)
Pictured outside Multimedia's Greenville, S.C., headquarters are (left to right) Clyde Baucom, Vice President -- Personnel and Benefits; Claudia Price, Vice President -- Taxes; Tom Magaha, Vice President -- Finance and Development, and Controller; and Alan Austin, Treasurer.

Multimedia, Inc. and Subsidiaries
Consolidated Statements of Earnings
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                                                              1993      1992      1991
Operating revenues:
   Newspapers.............................................................................  $135,920   132,485   128,954
   Broadcasting...........................................................................   155,718   160,529   150,643
   Cable..................................................................................   164,598   144,383   129,855
   Entertainment..........................................................................   161,588   129,122   109,205
   Security                                                                                   16,750    10,262     5,669
      Total operating revenues                                                               634,574   576,781   524,326
Operating costs and expenses:
   Production.............................................................................   229,385   202,865   185,031
   Selling, general and administrative....................................................   170,586   157,829   145,041
   Depreciation and amortization                                                              50,200    42,982    38,448
      Total operating costs and expenses                                                     450,171   403,676   368,520
      Operating profit....................................................................   184,403   173,105   155,806
Interest expense..........................................................................    61,996    71,820    79,315
Other income (expense), net                                                                    1,494      (447)      643
      Earnings before income taxes, minority interest and cumulative effect of changes in
       accounting principles..............................................................   123,901   100,838    77,134
Income taxes..............................................................................    38,703    41,343    30,254
Minority interest in subsidiaries' losses, net                                                   320     1,009     1,517
      Earnings before cumulative effect of changes in accounting principles...............    85,518    60,504    48,397
Cumulative effect of changes in accounting principles                                         14,332        --        --
      Net earnings                                                                          $ 99,850    60,504    48,397
Earnings per share before cumulative effect of changes in accounting principles...........  $   2.23      1.61      1.30
Cumulative effect of changes in accounting principles                                            .37        --        --
Earnings per share                                                                          $   2.60      1.61      1.30
Weighted average shares                                                                       38,374    37,593    37,253

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       24

Multimedia, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Deficit)
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(IN THOUSANDS)

                                                                                           1993        1992       1991
Common Stock:
   Balance at beginning of year........................................................  $   3,680      3,507      3,460
   Stock options exercised                                                                      41        173         47
   Balance at end of year                                                                    3,721      3,680      3,507
Additional paid-in capital:
   Balance at beginning of year........................................................    164,367    140,435    131,034
   Stock options exercised.............................................................      6,882      7,676      2,939
   Tax benefit from exercise of employee stock options.................................      2,084     12,875      2,963
   Amortization of stock options                                                             4,356      3,381      3,499
   Balance at end of year                                                                  177,689    164,367    140,435
Retained earnings (deficit):
   Balance at beginning of year........................................................   (458,780)  (519,284)  (567,681)
   Net earnings                                                                             99,850     60,504     48,397
   Balance at end of year                                                                 (358,930)  (458,780)  (519,284)
                                                                                         $(177,520)  (290,733)  (375,342)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       25

Multimedia, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
(IN THOUSANDS)

                                                                                             1993       1992      1991
Cash flows from operating activities:
   Net earnings..........................................................................  $ 99,850     60,504    48,397
   Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization......................................................    50,200     42,982    38,448
      Amortization of film contract rights...............................................    14,035     18,277    15,119
      Amortization of debt issue costs...................................................     1,117      1,058     1,014
      Cumulative effect of changes in accounting principles..............................   (14,332)        --        --
      Minority interest in subsidiaries' losses, net.....................................      (320)    (1,009)   (1,517)
      Amortization of stock options......................................................     4,356      3,381     3,499
      Gain on disposal of assets, net....................................................      (739)        --        --
      Increase (decrease) in deferred income taxes.......................................    (3,516)       788    (1,744)
      (Increase) decrease in current assets:
         Trade accounts receivable.......................................................    (6,276)    (6,830)   (4,325)
         Inventories, deferred income tax benefits, deferred program costs, and prepaid
            expenses and other...........................................................    (7,972)        12       657
      Increase (decrease) in current liabilities:
         Accounts payable, accrued payroll and accrued expenses..........................     8,144      6,133     5,632
         Accrued interest................................................................    (5,412)    (1,887)    1,679
         Income taxes payable............................................................    17,199      7,884       494
         Unearned income                                                                      1,714      1,299     2,512
         Net cash flows provided by operating activities                                    158,048    132,592   109,865
Cash flows from investing activities:
   Additions to property, plant and equipment............................................   (47,378)   (37,493)  (32,187)
   Proceeds from disposal of assets......................................................     4,678         --        --
   Acquisitions of properties............................................................   (13,170)   (78,710)  (23,338)
   Other                                                                                     (4,485)     1,224       795
         Net cash provided by (used for) investing activities                               (60,355)  (114,979)  (54,730)
Cash flows from financing activities:
   Proceeds from borrowings..............................................................        --         --    15,937
   Long-term debt retired, net...........................................................   (80,998)   (11,130)  (57,689)
   Film contract payments................................................................   (17,454)   (16,463)  (15,162)
   Proceeds from exercise of employee stock options......................................     6,923      7,849     2,986
   Other                                                                                        272         10       406
         Net cash provided by (used for) financing activities                               (91,257)   (19,734)  (53,522)
Increase (decrease) in cash and cash equivalents.........................................     6,436     (2,121)    1,613
Cash and cash equivalents, beginning of year                                                  4,598      6,719     5,106
         Cash and cash equivalents, end of year                                            $ 11,034      4,598     6,719

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       26

Multimedia, Inc. and Subsidiaries
Consolidated Balance Sheets
DECEMBER 31, 1993 AND 1992
(IN THOUSANDS EXCEPT SHARE DATA)

ASSETS                                                                                                  1993        1992
Current assets:
   Cash and cash equivalents........................................................................  $  11,034      4,598
   Trade accounts receivable, less allowances for discounts and uncollectible accounts of $3,713 in
     1993 and $3,945 in 1992........................................................................     85,756     80,937
   Inventories......................................................................................      4,408      4,602
   Deferred income tax benefits.....................................................................      8,856      8,108
   Film contract rights.............................................................................      8,476      9,231
   Deferred program costs...........................................................................      9,670      4,039
   Prepaid expenses and other                                                                             5,516      3,736
      Total current assets                                                                              133,716    115,251
Property, plant and equipment, at cost:
   Land and land improvements.......................................................................      5,313      5,222
   Buildings........................................................................................     39,155     38,713
   Broadcasting equipment...........................................................................     53,898     63,100
   Publishing equipment.............................................................................     58,599     57,566
   Cable equipment..................................................................................    272,899    243,240
   Other equipment and fixtures.....................................................................     68,559     55,171
   Construction in progress                                                                               1,710        436
                                                                                                        500,133    463,448
   Less accumulated depreciation                                                                        259,371    244,938
      Net property, plant and equipment.............................................................    240,762    218,510
Intangible assets, net..............................................................................    251,356    269,141
Other assets                                                                                             29,340     25,043
                                                                                                      $ 655,174    627,945
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Current installments of long-term debt...........................................................  $     393      1,999
   Accounts payable.................................................................................     20,557     16,756
   Accrued interest.................................................................................      2,999      8,411
   Accrued payroll..................................................................................      5,884      5,834
   Accrued expenses.................................................................................     30,465     26,281
   Income taxes payable.............................................................................     15,432      1,072
   Film contracts payable...........................................................................      8,540     12,758
   Unearned income                                                                                       19,416     17,702
      Total current liabilities                                                                         103,686     90,813
Long-term debt, excluding current installments......................................................    664,604    743,996
Deferred income taxes...............................................................................     44,046     64,792
Other liabilities...................................................................................      2,837      1,236
Minority interest...................................................................................     17,521     17,841
Stockholders' equity (deficit):
   Common stock of $.10 par value per share. Authorized 100,000,000 shares and issued 37,210,000
     shares in 1993 and 36,803,000 shares in 1992...................................................      3,721      3,680
   Additional paid-in capital.......................................................................    177,689    164,367
   Retained earnings (deficit)                                                                         (358,930)  (458,780)
      Total stockholders' equity (deficit)                                                             (177,520)  (290,733)
                                                                                                      $ 655,174    627,945

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                       27

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
     The consolidated financial statements include the accounts of Multimedia, Inc. and subsidiaries. Significant intercompany items are eliminated in consolidation.
REVENUE RECOGNITION
     Revenue is recognized when programming and advertising are aired or printed, or when services are rendered.
CASH EQUIVALENTS
     Cash equivalents include investments with banks with original maturities of three months or less. Cash investments with banks totalled $1,981,000 at December 31, 1993. There were no investments with banks at December 31, 1992. INVENTORIES
     Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value) and include newsprint and supplies.
DEPRECIATION
     Depreciation for financial reporting purposes is calculated principally on the straight-line basis over the estimated useful lives of the respective assets. Depreciation expense for 1993, 1992 and 1991 was $35,422,000, $31,710,000 and $29,140,000, respectively.
OTHER ASSETS
  DEFERRED LOAN COSTS
     Deferred loan costs include amounts incurred in connection with raising bank and Senior Note debt. The costs are amortized using the interest method over periods up to 10 years.
  DEFERRED COSTS
     Deferred costs include amounts deferred during the start-up and prematurity periods for cable systems under development, and costs associated with the acquisition of security accounts. These costs are amortized on a straight-line basis over periods up to 15 years.
  FILM CONTRACTS
     Film contract rights represent agreements with film syndicators for television program material. When the program or film becomes available for telecasting, the cost of the contract is recorded as an asset and the corresponding contractual obligation as a liability. The cost is amortized over the expected number of telecasts. The portion of the cost to be amortized within one year and after one year are reflected in the consolidated balance sheets as current and noncurrent assets, respectively. The payments under these contracts due within one year and after one year are similarly classified as current and noncurrent liabilities.
INTANGIBLE ASSETS
     Intangible assets, which include cable television franchise rights, represent the excess of the cost of properties acquired over the amounts assigned to the net tangible assets at dates of acquisition. Intangible assets arising from acquisitions after October 31, 1970, are amortized on a straight-line basis over periods up to 40 years. Intangibles acquired prior to October 31, 1970, will be amortized only to the extent there is a permanent decline in value.
INTEREST RATE SWAP AND CAP AGREEMENTS
     The interest rate swap agreements are being accounted for as a hedge of the obligation and accordingly, the net swap settlement amount is recorded as
                                       28

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 1 CONTINUED)
an adjustment to interest expense in the period incurred. The net swap settlement amounts for 1993, 1992 and 1991 resulted in charges to interest expense of $2.1 million, $7.8 million and $5.4 million, respectively.
     The interest rate swap and cap agreements expire at various times from 1994 through 1997. The Company believes that the sellers of the swap and cap agreements will be able to meet their obligations under the agreements.
INCOME TAXES
     Effective January 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes, and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of earnings. SFAS No. 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
     Pursuant to the deferred method under APB Opinion 11, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.
POSTRETIREMENT BENEFITS
     The Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, as of January 1, 1993, which requires accrual, during an employee's active years of service, of the expected costs of providing postretirement benefits to employees and their beneficiaries and dependents. The Company's accumulated postretirement benefit obligation as of December 31, 1992, based upon calculations performed by the Company's actuarial consultant, was $1.1 million, net of tax, which has been reported in the 1993 consolidated statement of earnings.
EARNINGS PER SHARE
     Earnings per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year retroactively adjusted to give effect to the stock split. Common stock equivalents are dilutive stock options determined by using the treasury stock method.
MINORITY INTEREST
     Minority interest represents the minority shareholders' proportionate share of the equity and the income or loss of certain consolidated subsidiaries, primarily WKYC-TV, Inc. The Company owns 51% of WKYC-TV, Inc.
                                       29

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(2) RECAPITALIZATION MERGER
     On September 20, 1985, the Company's shareholders approved a Recapitalization Agreement and Plan of Merger (the Recapitalization Merger). The Recapitalization Merger was consummated on October 1, 1985, and was accounted for as a redemption not subject to purchase accounting. This resulted in a charge to retained earnings of approximately $887 million.
(3) ACQUISITIONS
     In 1993, the Company purchased the accounts of existing security alarm monitoring companies for approximately $12,100,000 in cash. The purchase price has been assigned to property, plant and equipment ($6,100,000) and other assets ($6,000,000). Other acquisitions for 1993 included the purchase of the remaining 20% interest in an existing Illinois cable television franchise. The purchase price is considered immaterial.
     On December 3, 1992, the Company purchased Indiana cable television systems with approximately 28,000 subscribers for approximately $58,000,000 in cash. The purchase price has been assigned to property, plant and equipment ($18,700,000), intangibles ($37,100,000) and other assets ($2,200,000).
     The following unaudited pro forma summary presents the results as if the acquisition of Indiana cable television systems had occurred at the beginning of each respective period presented, after giving effect to certain adjustments including interest expense on the acquisition debt. The pro forma results do not necessarily represent results which would have occurred if the acquisition had occurred on the date indicated nor does it indicate results which may occur in the future.
(In thousands except per-share data)

                                      1992       1991
Total operating revenues..........  $ 585,878    533,278
Net earnings......................     58,105     44,946
Earnings per share                       1.55       1.21

      In February 1992, the Company purchased an Illinois cable television system with approximately 5,000 subscribers for approximately $9,500,000 in cash. The purchase price has been assigned to property, plant and equipment ($8,400,000) and intangibles ($1,100,000).
      In 1992, the Company purchased the accounts of existing security alarm monitoring companies for approximately $8,500,000 in cash. The purchase price has been assigned to property, plant and equipment ($4,200,000) and other assets ($4,300,000).
      Other acquisitions for 1992 included purchases of the remaining 20% interest in two existing Illinois cable television franchises. The purchase price of these interests is considered immaterial.
      In 1991, the Company purchased the accounts of existing security alarm monitoring companies for approximately $16,500,000 in cash. The purchase price has been assigned to property, plant and equipment ($2,300,000), intangibles ($9,000,000) and other assets ($5,200,000).
      On September 13, 1991, the Company purchased certain television and first-run syndicated television assets from Carolco Pictures, Inc.'s wholly owned subsidiary Orbis Communications, Inc. for $5,000,000 in cash. The purchase price of these assets has been included in other assets. Other acquisitions for 1991 included a small cable television system and the purchase of the remaining 20% interest in two Illinois cable television franchises. The purchase price of these
                                       30

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 3 CONTINUED)
other acquisitions is considered immaterial.
     The operations of all acquisitions for the three-year period ending December 31, 1993, have been included in the consolidated statements of earnings since the dates of acquisition. Other than the Indiana cable television systems, the pro forma effects of the acquisitions on operating revenues, net earnings and net earnings per share for the year of acquisition and for the year immediately preceding the year of acquisition are not significant and are not presented.
(4) OTHER ASSETS
     Other assets include (in thousands):

                                         1993      1992
Deferred loan costs, net of
   accumulated amortization..........  $  6,780     7,918
Deferred costs, net of accumulated
   amortization......................    14,376    12,295
Film contract rights.................       318       771
Other                                     7,866     4,059
   Total                               $ 29,340    25,043

(5) INTANGIBLE ASSETS
     Intangible assets include (in thousands):

                                      1993       1992
Excess of cost over net tangible
   assets.........................  $216,953    219,149
Franchise costs...................    79,165     85,473
Less accumulated amortization.....   (63,803)   (54,522)
Amounts not being amortized           19,041     19,041
   Total                            $251,356    269,141

(6) LONG-TERM DEBT
     A summary of long-term debt follows (in thousands):

                                      1993       1992
Bank notes under bank credit
   facility.......................  $ 227,500    306,500
Senior notes......................    400,000    400,000
Note payable......................     36,750     36,750
Notes payable in quarterly or
   annual installments through
   June 1998                              747      2,745
   Total long-term debt...........    664,997    745,995
Less current installments                 393      1,999
   Long-term debt, excluding
      current installments          $ 664,604    743,996

BANK NOTES
     The bank credit facility is comprised of a $415 million revolving credit line and a $166 million term loan. The commitment levels which remain in effect during the years ended are as follows (in thousands):

                             Revolving    Term
            Date              Credit      Loan    Total
December 31, 1993........... $415,000    166,000  581,000
December 31, 1994...........  355,000    142,000  497,000
December 31, 1995...........  290,000    116,000  406,000
December 31, 1996...........  225,000     90,000  315,000
December 31, 1997...........  160,000     64,000  224,000
December 31, 1998...........   90,000     36,000  126,000
December 31, 1999...........   30,000     12,000   42,000
June 30, 2000                      --         --       --

     The bank credit facility has a floating interest rate based on the Company's debt to annualized operating cash flow ratio. At December 31, 1993, the interest rate for these bank notes was the LIBOR rate plus 5/8% or the prime rate. A commitment fee of 3/8% per annum on the unused portion of the revolving credit
                                       31

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 6 CONTINUED)
commitment must be paid quarterly. The Company has the option under the bank Credit Agreement to seek bids from the various banks for alternative interest rates. The Company has interest rate swap agreements which effectively fix the LIBOR rate on $100 million of its floating rate debt at approximately 5.4%. These interest rate swap agreements expire at various times between October 1994 and November 1996. The Company also has interest rate cap agreements which effectively cap LIBOR on $50 million of its floating rate debt at approximately 7.0%, which expire at various times between October 1994 and December 1995. In addition, the Company has an interest rate cap which caps LIBOR at 7% on $25 million, which begins in 1996 and expires in 1997.
SENIOR NOTES
     The Senior Notes are comprised of five series which have maturities from 1995 through 2005 with an original average life of 10 years and bear interest at a composite rate of approximately 10.7%. The remaining average life is 6.5 years. Information regarding each series follows (in thousands):

                                    Principal    Interest
                      Due Dates      Amount      Rate (2)
Series A..........  June 29, 1995   $ 30,000       10.23%
Series B..........  June 29, 1996     30,000       10.36%
Series C..........  June 29, 1997     30,000       10.50%
Series D..........  June 29, 1998     70,000       10.61%
Series E(1).......  June 29, 1999    240,000       10.92%
                          through
                    June 29, 2005
                                    $400,000

(1) ONE-SEVENTH OF THE PRINCIPAL AMOUNT DUE EACH JUNE 29 FOR THE YEARS 1999 TO 2005.
(2) INTEREST IS PAYABLE SEMI-ANNUALLY ON JUNE 29 AND DECEMBER 29.
COVENANTS
     The bank Credit Agreement and/or Senior Notes contain covenants which limit
(i) payment of dividends; (ii) purchase of capital stock of the Company; (iii) incurrence of indebtedness; (iv) acquisitions outside of the Company's current lines of business; (v) liens; (vi) investments; (vii) transactions with affiliates; (viii) sales of assets; and (ix) certain extraordinary transactions. In addition, one or both of the agreements require the Company to maintain specific ratios of debt to annualized operating cash flow, annualized operating cash flow to interest expense and annualized operating cash flow to fixed charges. Management believes it is in compliance with all covenants.
NOTE PAYABLE
     In addition to purchasing a 51% equity interest in WKYC in 1990 from NBC, the Company purchased a 51% interest in a $75 million principal promissory note of WKYC which was held by NBC. As a result, 51% of the note is now due to the Company, and NBC retained a 49% interest in that note ($36.8 million), which bears interest at a rate of 10% payable semi-annually on July 15 and January 15. The principal amount is due in full on December 26, 1997.
OTHER
     The other notes payable include $1,537,000 at December 31, 1992, from a $20,000,000 commitment to the Company which expires on July 29, 1994. There were no outstanding borrowings at December 31, 1993, under this commitment. The interest rate on this commitment is the overnight Federal Funds rate plus 1.50%. A commitment fee of 1/16% per annum on the unused portion of the commitment must be paid quarterly. The remaining notes payable have fixed interest rates ranging from 8% to 11.25%.
                                       32

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 6 CONTINUED)
     The minimum aggregate annual repayments of long-term debt during the next five years, excluding bank notes under the Credit Agreement, are as follows (in thousands): 1994, $393; 1995, $30,254; 1996, $30,062; 1997, $66,777; 1998,
$70,012.
(7) DISCLOSURES ABOUT FAIR VALUE OF
    FINANCIAL INSTRUMENTS
     The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments. The fair value of the interest rate swaps or caps is the estimated amount that the Company would receive or pay to eliminate the swap or cap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparties. The fair value of the Company's long-term debt is based on estimates of market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of film contracts payable is the present value of the future obligations.
     Estimated fair values of the Company's financial instruments are as follows (in thousands):

                                            1993
                                     CARRYING     FAIR
                                      AMOUNT     VALUE
Assets:
   Interest rate cap agreements..... $    624         82
Liabilities:
   Interest rate swap agreements....       --      2,610
   Long-term debt:
      Bank notes under bank credit
      facility......................  227,500    227,500
      Senior notes..................  400,000    479,278
      Note payable..................   36,750     41,830
      Other notes payable...........      747        747
   Film contracts payable               8,540      8,338

(8) INCOME TAXES
     As discussed in Note 1, the Company adopted SFAS No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $15,420,000 was determined as of January 1, 1993, and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993. Prior-years' financial statements have not been restated to apply the provisions of SFAS No. 109.
     Total income tax expense for the year ended December 31, 1993, was allocated as follows (in thousands):

Income from continuing operations.................  $38,703
Cumulative effect of change in accounting
   principle -- adoption of SFAS No. 106..........     (755)
Stockholders' equity -- additional paid-in capital
   for compensation expense for tax purposes in
   excess of amounts recognized for financial
   reporting purposes                                (2,084)
         Total income tax expense                   $35,864

                                       33

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 8 CONTINUED)
     Income tax expense (benefit) includes
(in thousands):

                           1993      1992      1991
Federal:
   Current..............  $28,905    33,821    27,071
   Deferred                 1,844       263    (1,817)
                           30,749    34,084    25,254
State:
   Current..............    7,783     7,369     4,479
   Deferred                   171      (110)      521
                            7,954     7,259     5,000
         Total            $38,703    41,343    30,254

     The items comprising the difference in taxes on income computed at the U.S. statutory rates (35% in 1993 and 34% in 1992 and 1991) and the amounts provided follow (in thousands):

                              1993      1992      1991
Computed expected tax
 expense...................  $43,365    34,285    26,226
Increase (reduction) in tax
 expense resulting from:
   State income taxes, net
    of Federal income tax
    benefit................    5,170     4,791     3,300
   Amortization............    1,796     1,756       662
   Reduction for settlement
    of IRS exam............  (12,372)       --        --
   Loss of subsidiary not
    consolidated for tax
    purposes...............       --        --     1,531
   Additional provision for
    (reduction in) income
    taxes..................     (365)      799    (2,141)
   Other, net                  1,109      (288)      676
Actual tax expense           $38,703    41,343    30,254

     The significant components of deferred income tax expense attributable to income from continuing operations for the year ended December 31, 1993, are as follows (in thousands):

Deferred tax expense (exclusive of the effect of
   the following item).............................  $1,195
Adjustment to deferred tax assets and liabilities
   for enacted changes in tax laws and rates            820
                                                     $2,015

     For the years ended December 31, 1992 and 1991, deferred income tax expense (benefit) of $153,000 and ($1,296,000), respectively, results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of these timing differences are presented below (in thousands):

                                         1992      1991
Accelerated depreciation..............  $   304    (1,787)
Amortization..........................   (1,108)    2,118
Accrued expenses and allowances.......     (717)       42
Other, net                                1,674    (1,669)
                                        $   153    (1,296)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993, are presented on page 35 (in thousands):
                                       34

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 8 CONTINUED)

Deferred tax assets:
   Amortization of stock options..................  $ 3,214
   Accrued expenses and allowances................   10,294
      Total gross deferred tax assets.............   13,508
      Less -- valuation allowance                        --
      Net deferred tax assets                        13,508
Deferred tax liabilities:
   Accelerated depreciation.......................   38,911
   Amortization...................................    9,018
   Other, net                                           769
      Total gross deferred tax liabilities           48,698
      Net deferred tax liability                    $35,190

     Management believes that a valuation allowance is not considered necessary based upon the level of historical taxable income and the projections for future taxable income over the periods during which the deferred tax assets are deductible.
     The Internal Revenue Service (IRS) has examined the Company's federal consolidated income tax returns through 1989. In 1993 the Company reached an agreement with the IRS as to the 1982 through 1986 tax liabilities. The agreed-to settlement principally involves purchase price allocations related to cable acquisitions and characterization of professional fees incurred in 1985 and was less than the amount previously accrued. This agreement resulted in a reduction in income taxes as previously described.
     The IRS has issued notices of deficiencies with regard to the Company's tax returns for 1987 through 1989. The deficiencies principally involve various acquisition issues related primarily to cable. The ultimate resolution of these matters cannot be ascertained at this time. The Company is continuing to vigorously contest the assessments. The Company believes that it has adequately provided for agreed-upon and potential deficiencies, including interest.
(9) COMMON STOCK, STOCK OPTIONS AND
    PREFERRED STOCK
     On April 17, 1991, the Company's Board of Directors effected a three-for-one stock split by declaring a stock dividend of two shares on each outstanding share. The record date for the stock dividend was April 19, 1991, and the payment date was April 29, 1991.
     Shares were issued and recorded in the accounts by transferring the aggregate par value of the shares issued from additional paid-in capital to common stock. All common stock data in the financial statements have been retroactively adjusted to give effect to the common stock split.
     The Company has adopted five stock option plans (the Restricted Option Plan, Performance Option Plan, New Key Executive Plan, 1991 Stock Option Plan and Director Option Plan) and signed stock option agreements with Phillip J. Donahue and Sally Jessy Raphael. Each option is for one share of common stock.
     All of the 1,513,494 authorized options, exercisable at $.33 per share, under the Restricted Option Plan were granted in 1985. Fair market value on the date of grant was $3.33 per share. Information regarding options under the Restricted Option Plan follows:

                           1993      1992      1991
Outstanding at January
   1....................       --   679,810   790,011
Exercised                      --   679,810   110,201
Outstanding at December
   31                          --        --   679,810
Exercisable at December
   31                          --        --   679,810

                                       35

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 9 CONTINUED)
     All of the 1,032,498 authorized options, exercisable at $3.33 per share, under the Performance Option Plan were granted in 1985. Fair market value on the date of grant was $3.33 per share. The Performance Options became exercisable as defined operating cash flow goals of the Company were equaled or exceeded. Information regarding options under the Performance Option Plan follows:

                           1993      1992      1991
Outstanding at January
   1....................  200,000   264,555   367,896
Exercised                      --    64,555   103,341
Outstanding at December
   31                     200,000   200,000   264,555
Exercisable at December
   31                     200,000   200,000   264,555

     The forfeited shares from the Restricted Option Plan and the Performance Option Plan are now available for options which may be granted under the New Key Executive Plan.
     The New Key Executive Plan, 1991 Stock Option Plan, Director Stock Option Plan and agreements with Phillip J. Donahue and Sally Jessy Raphael authorize the granting of 8,085,372 options. Generally, options granted under these plans are exercisable to the extent of 20% per year, beginning approximately one year following date of grant, provided the holder of the option is still an employee of or is rendering services to the Company at such time. Option prices, which are established by the Board of Directors, have been determined based on the market values on dates of grant, except for 1,542,400 options granted in 1987 through 1992 at prices ranging from $3.33 to $23.00 per share. Information regarding options under the New Key Executive Plan, 1991 Stock Option Plan, Director Stock Option Plan and Donahue and Raphael agreements follows:

                       1993        1992        1991
Outstanding at
   January 1:
   Options.........  2,755,700   3,340,173   2,764,101
   Price...........     $3.33-      $3.33-      $3.33-
                        $29.00      $28.67      $26.00
Granted:
   Options.........    385,000     448,000     967,100
   Price...........     $32.13     $15.00-      $3.33-
                        $35.00      $29.00      $28.67
Forfeited or
   cancelled:
   Options.........    178,280      38,550     142,800
   Price...........     $3.33-     $15.21-      $3.33-
                        $35.00      $27.10      $27.10
Exercised:
   Options.........    406,780     993,923     248,228
   Price...........     $3.33-      $3.33-      $3.33-
                        $27.10      $27.10      $24.50
Outstanding at
   December 31:
   Options.........  2,555,640   2,755,700   3,340,173
   Price...........     $3.33-      $3.33-      $3.33-
                        $35.00      $29.00      $28.67
Exercisable at
   December 31:
   Options.........  1,365,698   1,171,770   1,647,913
   Price...........     $3.33-      $3.33-      $3.33-
                        $35.00      $28.67      $28.67

     Compensation expense of $4,356,000, $3,381,000 and $3,499,000 is included in selling, general and administrative expense in 1993, 1992 and 1991, respectively, related to the amortization of the deferred compensation on the options issued under the above plans.
     The Company has 600,000 shares of authorized but unissued 5% convertible cumulative preferred stock of $20 par value per share.
                                       36

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(10) SHAREHOLDER RIGHTS PLAN
     In September 1989, the Company declared a dividend distribution of one common share purchase Right for each outstanding share of the Company's common stock. The Rights are designed to assure that all the Company's shareholders, other than an acquiring shareholder, receive equal treatment in the event of any proposed takeover of the Company. Each Right will entitle shareholders to buy one share of common stock at an exercise price of $133.33.
     The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If a person or group acquires 15% or more of the Company's outstanding common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person, will have the right to purchase common shares of the Company having a market value of twice the exercise price of the Right. If the Company is acquired in a merger or other business combination transaction, each holder of a Right will thereafter have the right to purchase common shares of the acquiring company which at the time of such transaction will have a market value of twice the exercise price of the Right.
     Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one-third of one cent per Right at the option of the Board of Directors. If unexercised, the Rights expire September 6, 1999.
(11) OTHER INCOME (EXPENSE)
     Other income (expense) includes (in thousands):

                                    1993    1992   1991
Gain on disposal of assets,
   net...........................  $  739    --     --
Interest income..................     904    82    174
Other, net                           (149) (529)   469
                                   $1,494  (447)   643

     In January 1993, the Company sold its mobile video production business for $4.5 million, which resulted in a gain of $2.3 million before taxes. Gain on disposal of assets, net, in 1993 includes approximately $1.0 million in writeoffs of cable equipment related to rebuilds. Interest income includes $.8 million in refunds received from the IRS related to the settlement of its audits of the Company's 1982 through 1986 federal consolidated income tax returns.
(12) EMPLOYEE BENEFIT PLANS
PENSION PLANS
     The Company and its subsidiaries have noncontributory pension plans which cover substantially all employees who meet age and service requirements. The pension plans provide defined benefits that are based on years of credited service, average compensation (as defined) and the primary social security benefit. Contributions to the plans are based on the Entry Age Normal actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes.
     The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected
                                       37

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 12 CONTINUED)
benefit obligation were 7.25% and 6.5%, respectively, in 1993, and 8% and 6.5%, respectively, in 1992. The expected long-term rate of return on assets was 8% in 1993 and 1992.
     The following tables set forth the pension plans' funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1993, 1992 and 1991 (in thousands):

                                         1993      1992
Actuarial present value of accumulated
   benefit obligation, including
   vested benefits of $36,308 in 1993
   and $30,975 in 1992                  $37,854   32,382
Projected benefit obligation..........  $50,603   41,849
Plan assets at fair value                59,817   56,453
Excess of plan assets over the
   projected benefit obligation.......  $ 9,214   14,604
Unrecognized net gain.................   (2,704)  (8,158)
Unrecognized net asset being amortized
   over an average of 17 years........   (5,180)  (5,755)
Other                                    (1,298)    (332)
   Prepaid pension costs included in
      other assets                      $    32      359

                              1993      1992     1991
Net pension expense
   (income) included the
   following components:
   Service cost............  $ 2,206    1,942     2,037
   Interest cost...........    3,312    3,029     2,795
   Actual return on plan
   assets..................   (5,310)  (3,547)  (11,263)
   Net deferral and
      amortization                20   (1,654)    7,111
      Net pension expense
      (income)               $   228     (230)      680

THRIFT PLAN
     The Company and its subsidiaries have a salary deferral thrift plan for all eligible employees. The Company and its subsidiaries match tax-deferred contributions by employees up to 2% of their salaries. Company contributions charged to operations in 1993, 1992 and 1991 were $1,359,000, $1,216,000 and
$1,122,000, respectively. Thrift plan costs are funded biweekly.
OTHER POSTRETIREMENT BENEFITS
     The Company sponsors unfunded postretirement benefit plans that provide health care, life insurance and other postretirement benefits to certain retired employees. The health care plans generally include participant contributions, co-insurance provisions and limitations on the Company's obligation and service-related eligibility requirements.
     Effective January 1, 1993, the Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 106 requires the accrual method of accounting for these benefits, rather than the Company's previous policy, which was to record these benefits as they were paid. The effect of SFAS No. 106 on current-year earnings after recording the cumulative effect of adopting SFAS No. 106 was not material.
     The following table presents the amounts recognized in the Company's consolidated balance sheet at December 31, 1993 (in thousands):
                                       38

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 12 CONTINUED)

Accumulated postretirement benefit obligation
   Retirees........................................  $1,428
   Fully eligible participants.....................     161
   Other active plan participants                       436
                                                      2,025
Employer contributions                                 (164)
Net postretirement benefit liability included in
   other liabilities                                 $1,861

     Net periodic postretirement benefit cost for 1993 consisted of the following components (in thousands):

      Service cost...................................  $ 35
      Interest cost                                     147
      Net periodic postretirement
         benefit cost                                  $182

     The weighted average discount rate used in determining the accumulated benefit obligation was 7%.
The health care cost trend rate was assumed to be 14% for the first year grading down to 6% (ratably over 8 years). An increase in the assumed health care cost trend rates by one percentage point in each year would increase the Accumulated Postretirement Benefit Obligation as of December 31, 1993, by $165,658 and the aggregate of service and interest cost for 1993 by $23,694.
SUPPLEMENTAL RETIREMENT PROGRAM
     In 1991 the Company adopted an unfunded Supplemental Retirement Program
(SERP) not included in the above table for certain executive officers. The actuarial present value of accumulated benefit obligation at December 31, 1993, and 1992 was $1,355,000 and $749,000, respectively. The expense for 1993 and 1992 was $606,000 and $519,000, respectively. The amounts for 1991 were not material.
(13) QUARTERLY OPERATING RESULTS (UNAUDITED)
     The Company's quarterly operating results for 1993 and 1992 are presented below (in thousands except per-share data).

                                                                                  Quarter Ended
                                                                 March 31   June 30   September 30   December 31
1993
Operating revenues.............................................  $144,069   163,527      153,296       173,682
Operating profit...............................................    38,130    46,605       45,737        53,931
Earnings before cumulative effect of changes in accounting
   principles..................................................    15,198    18,267       30,241        21,812
Net earnings...................................................    29,530    18,267       30,241        21,812
Earnings per share before cumulative effect of changes in
   accounting principles.......................................       .40       .48          .79           .56
Net earnings per share.........................................       .77       .48          .79           .56
1992
Operating revenues.............................................  $126,006   142,845      140,538       167,392
Operating profit...............................................    34,763    45,438       43,171        49,733
Net earnings...................................................    10,370    15,813       15,080        19,241
Net earnings per share                                                .28       .42          .40           .51

                                       39

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(14) INDUSTRY SEGMENTS
     Financial information by industry segment for each of the years in the three-year period ended December 31, 1993, is summarized below (in thousands):
                             1993      1992      1991
Operating revenues:
   Newspapers............  $135,920   132,485   128,954
   Broadcasting..........   155,718   160,529   150,643
   Cable.................   164,598   144,383   129,855
   Entertainment.........   161,588   129,122   109,205
   Security                  16,750    10,262     5,669
                           $634,574   576,781   524,326
Operating profit:
   Newspapers............    37,667    37,698    34,554
   Broadcasting..........    38,816    38,191    34,693
   Cable.................    56,645    50,692    45,581
   Entertainment.........    63,285    55,841    50,931
   Security                   1,838     1,818     1,056
                            198,251   184,240   166,815
Less corporate expenses     (13,848)  (11,135)  (11,009)
                           $184,403   173,105   155,806
Depreciation and
 amortization:
   Newspapers............     6,049     5,962     5,594
   Broadcasting..........     9,031     9,888    10,332
   Cable.................    28,817    22,387    19,910
   Entertainment.........     2,024     1,960     1,040
   Security                   4,140     2,640     1,429
                             50,061    42,837    38,305
   Corporate                    139       145       143
                           $ 50,200    42,982    38,448
                             1993      1992      1991
Additions to property,
 plant and equipment:
   Newspapers............     4,611     6,785     4,974
   Broadcasting..........     4,025     5,142     3,797
   Cable.................    32,413    22,159    20,775
   Entertainment.........       497       574       281
   Security                   5,704     2,739     2,308
                             47,250    37,399    32,135
   Corporate                    128        94        52
                           $ 47,378    37,493    32,187
Identifiable assets:
   Newspapers............    89,473    90,872    89,255
   Broadcasting..........   192,596   200,679   208,585
   Cable.................   256,990   251,700   181,474
   Entertainment.........    50,222    35,792    30,986
   Security                  47,336    31,894    21,859
                            636,617   610,937   532,159
   Corporate                 18,557    17,008    24,126
                           $655,174   627,945   556,285

     The Company operates principally in five industries: newspapers, broadcasting, cable television, entertainment and security alarms. Newspaper operations involve the publication and distribution of both daily and non-daily newspapers from which revenues are derived primarily from circulation and the sale of advertising linage. Broadcasting operations involve the sale of time to advertisers and network revenue. Cable operations involve the provision of broadcast signals of television and radio stations owned by others and other programming to subscribers whose monthly payments are the primary source of revenues. Entertainment operations generate revenue from programming,
                                       40

Multimedia, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(NOTE 14 CONTINUED)
talent and production operations. Security operations involve the monitoring, installation and servicing of security systems. Operating profit is total revenues less operating expenses. Interest expense, net other income (expense) and income taxes have been excluded in computing operating profit. Identifiable assets by industry segment represent those assets used in the Company's operations in that segment.
(15) CASH FLOW INFORMATION
     Net cash provided by operating activities is further analyzed as follows (in thousands):

                             1993      1992      1991
Operating profit plus
 depreciation,
 amortization and
 amortization of stock
 options:
   Newspapers............  $ 43,716    43,660    40,148
   Broadcasting..........    47,847    48,079    45,025
   Cable.................    85,462    73,079    65,491
   Entertainment.........    65,309    57,801    51,971
   Security..............     5,978     4,458     2,485
   Corporate                 (9,354)   (7,609)   (7,367)
                            238,958   219,468   197,753
Cash payments for
 interest................   (61,636)  (72,649)  (76,622)
Cash payments for taxes,
 net of refunds..........   (32,016)  (33,275)  (30,942)
Amortization of film
 contract rights.........    14,035    18,277    15,119
Other                        (1,293)      771     4,557
Net cash flows provided
 by operating activities   $158,048   132,592   109,865

     The Company entered into contracts for program rights totalling $12,977,000, $14,218,000 and $15,320,000 for 1993, 1992 and 1991, respectively, which are not reflected in the consolidated statements of cash flows or the above schedule.
(16) COMMITMENTS
     At December 31, 1993, the Company had commitments for purchases of film contracts and property, plant and equipment of $11.8 million and $5.8 million, respectively. The Company also had contracts at year-end to acquire security subscribers for up to $1 million. Commitments relating to rebuilds and upgrades to cable franchises to be performed from 1994 through 1996 were approximately $11.6 million at year-end.
     The Company has agreements with various non-profit community organizations giving them a 20% equity interest in their particular cable television system. The Company is required to purchase these equity interests after a period of not less than seven and not more than 12 years from the date of the franchise agreement depending upon when specified minimum profitability levels have been achieved. The minimum buy-back commitment at December 31, 1993, was estimated at approximately $1.8 million.
     In addition, the Company periodically enters into contractual agreements with talent in the entertainment and broadcasting businesses.
     During the first quarter of 1994, the Company sold its radio stations in Milwaukee, Wisconsin, and Shreveport, Louisiana, for a total of $7.2 million, which resulted in a gain of approximately $3.6 million before taxes.
                                       41

Multimedia, Inc. and Subsidiaries
Independent Auditors' Report
The Board of Directors and Stockholders
Multimedia, Inc.:
     We have audited the accompanying consolidated balance sheets of Multimedia, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Multimedia, Inc. and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.
     As discussed in Notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109 ACCOUNTING FOR INCOME TAXES. As discussed in Notes 1 and 12, the Company also adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, in 1993.
(KPMG Peat Marwick signature appears here)
KPMG Peat Marwick
GREENVILLE, SOUTH CAROLINA
FEBRUARY 11, 1994
                                       42

Multimedia, Inc. and Subsidiaries
Report of Management
     The accompanying financial statements and other financial data were prepared by the management of the Company, which has the responsibility for the integrity of the information presented. The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts that are the best estimates and judgments of management with consideration given to materiality.
     Management is further responsible for maintaining a system of internal control, designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the system of internal control provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.
     The internal control system is supported by written policies and procedures, by careful selection and training of qualified personnel, and by an internal auditing function that independently evaluates and formally reports on the adequacy and effectiveness of the system. In addition, the Company's business ethics policy requires employees to maintain the highest level of ethical standards in the conduct of the Company's business.
     The Company's financial statements have been audited by KPMG Peat Marwick, independent certified public accountants. Their Independent Auditor's Report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of the financial statements. In performing their audit, KPMG Peat Marwick considers the Company's internal control structure to the extent they deem necessary in order to issue their opinion on the financial statements.
     The Board of Directors pursues its oversight role for the financial statements through the Audit Committee, which consists solely of outside directors. The Audit Committee meets periodically with management, the internal auditors and the independent auditors to review matters relating to financial reporting, the internal control system and the nature, extent and results of audit efforts. The internal auditors and the independent auditors have unrestricted access to the Audit Committee, with and without the presence of management, to discuss accounting, auditing and financial reporting matters. The Audit Committee also recommends for approval to the Board of Directors the appointment of the independent auditors.
MULTIMEDIA, INC.
FEBRUARY 11, 1994
                                       43

Multimedia, Inc. and Subsidiaries

Officers
Walter E. Bartlett
Chairman of the Board; President and
Chief Executive Officer

Robert E. Hamby Jr.
Senior Vice President -- Finance and Administration, and Chief Financial Officer

Donald D. Sbarra
Senior Vice President -- Operations

Michael C. Burrus
Vice President;
President, Multimedia
Cablevision Co.

Wm. deBerniere Mebane
Vice President;
President, Multimedia
Newspaper Co.

Pat A. Servodidio
Vice President;
President, Multimedia
Broadcasting Co.

Robert L. Turner
Vice President;
President, Multimedia
Entertainment Co.

Alan D. Austin
Treasurer

Thomas L. Magaha
Vice President -- Finance and
Development, and Controller

J. Clyde Baucom
Vice President -- Personnel
and Benefits

Markeeta L. McNatt
Vice President -- Investor Relations
and Corporate Communications

Claudia I. Price
Vice President -- Taxes

David L. Freeman
Secretary

Sandra W. Harbert
Assistant Secretary

Karl E. Witzke
Assistant Controller

Board of Directors
Walter E. Bartlett 1
Chairman of the Board; President and
Chief Executive Officer, Multimedia, Inc.

George H. V. Cecil 2, 5
President, Biltmore Dairy Farms, Inc.

Rhea T. Eskew 4, 5
Consultant to the Company; former President, Multimedia Newspaper Company

David L. Freeman 1, 3, 6
Secretary of the Company; attorney, partner, Wyche, Burgess, Freeman & Parham, P.A.

Robert E. Hamby Jr. 1
Senior Vice President -- Finance and Administration, and Chief Financial Officer, Multimedia, Inc.

John T. LaMacchia 3, 5
President and Chief Executive Officer, Cincinnati Bell Inc.

Leslie G. McCraw 2, 5
Chairman of the Board and Chief Executive Officer,
Fluor Corporation

Dorothy P. Ramsaur 4, 5
Private investments

Donald D. Sbarra
Senior Vice President -- Operations, Multimedia, Inc.

Elizabeth P. Stall 3, 4, 5, 6
Private investments

William C. Stutt 2, 3, 5, 6
Limited partner, Goldman Sachs Group, L.P.


1. Executive Committee
2. Audit Committee
3. Compensation Committee
4. Employee Benefits Committee
5. Stock Option Committee
6. Nominating Committee (appointed 10-27-93)

Multimedia, Inc. and Subsidiaries

Multimedia Newspaper Company
305 S. Main St.
P.O. Box 1688
Greenville, SC 29602

Alabama
Daily and Sunday:
The Montgomery Advertiser
Non-dailies:
Alabama Outdoor
The Autauga Times
Health Monthly
East Montgomery Weekly
The Prattville Progress
Community Press -- Millbrook

Arkansas
Daily:
The Baxter Bulletin
   Midweek
   (Mountain Home)
Non-daily:
Twin Lakes Shopper
   (Mountain Home)

Georgia
Daily:
The Moultrie Observer
Non-daily:
Weekly Moultrie Observer

North Carolina
Daily and Sunday:
Asheville Citizen-Times
Non-dailies:
Five zoned weekly
"Neighbors"

Ohio
Dailies:
Gallipolis Daily Tribune
The Daily Sentinel
   (Pomeroy)
Sunday:
Sunday Times-Sentinel
   (Gallipolis)
Non-daily:
The Tri-County News
   (Gallipolis)

South Carolina
Dailies:
The Greenville News
Greenville Piedmont
Sunday:
The Greenville News
Non-dailies:
The Tribune-Times
   (Fountain Inn)
The Poinsett Register
Three zoned weekly "Extras"
   (Greenville)
Fort Jackson Leader
   (Columbia)

Tennessee
Daily:
The Leaf-Chronicle
   (Clarksville)
Non-dailies:
The Ashland City Times
The Dickson Herald
The Nashville Record
The Stewart-Houston Times
   (Dover-Erin)
The News-Examiner
   (Gallatin)
Clarksville Money-Saver
The Sumner County Shopper
   (Gallatin)
The Shopper's Fair
   (Dickson)
The Star News
   (Hendersonville)
Cheatham County
   Money-Saver
Robertson County Times
Monthly:
Music City News
The Gospel Voice
   (Nashville)
Television Productions --
TNN Music City News
Country Awards
Music City News
Country Songwriters Awards

Virginia
Daily and Sunday:
The Daily News-Leader
Non-daily:
Spotlight
   (Staunton)

West Virginia
Daily:
Point Pleasant Register

Multimedia Broadcasting
Company
140 W. Ninth St.
Cincinnati, OH 45202
Television

Georgia
Macon: WMAZ-TV (CBS)

Missouri
St. Louis: KSDK (NBC)

Ohio
Cincinnati: WLWT (NBC)
Cleveland: WKYC (NBC)

Tennessee
Knoxville: WBIR-TV (NBC)
Radio

Georgia
Macon: WAYS(FM)
WMAZ-AM

Louisiana
Shreveport: KEEL-AM*
KITT (FM)*

South Carolina
Greenville: WFBC-AM/(FM)
Spartanburg: WORD-AM

Wisconsin
Milwaukee: WEZW(FM)*

Multimedia Entertainment
Company

45 Rockefeller Plaza
35th Floor
New York, NY 10111

Donahue / Sally Jessy Raphael /
Pozner & Donahue / Jerry Springer /
Rush Limbaugh, The Television Show

Multimedia Motion Pictures

Multimedia Cablevision
Company

701 E. Douglas Ave.
P.O. Box 3027
Wichita, KS 67202

Multimedia operates more than 125 cable television franchises in Kansas, Illinois, Indiana, North Carolina and Oklahoma and serves approximately 417,300 basic subscribers.

Multimedia Security Service

701 E. Douglas Ave.
P.O. Box 3027
Wichita, KS 67202
Multimedia serves more than 52,000 security alarm customers.*

Divested in early 1994.

Multimedia, Inc. and Subsidiaries

Shareholder Information

Corporate Headquarters
Multimedia, Inc.
305 S. Main Street
Greenville, SC 29601
Mailing Address:
P.O. Box 1688
Greenville, SC 29602

Investor Information
Requests for the Form 10-K for the year ended
December 31, 1993, and other financial information should be directed to the Vice President of Investor Relations at the above address, or telephone
(803) 298-4819.

Annual Meeting
The annual meeting of shareholders will be held at 2:00 p.m. on Wednesday, April 20, 1994, in the Dorothy Gunter
Theatre, Peace Center for the Performing Arts, 300 South Main
Street, Greenville, SC. All shareholders are cordially invited to attend.

Auditors
KPMG Peat Marwick
Greenville, SC

Stock Transfer Agent and Registrar
Wachovia National Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102
1-800-633-4236

Common Stock
Multimedia's common stock is listed on the NASDAQ National Market System. The market symbol is MMEDC. Authorized 100,000,000 shares; outstanding at year-end, 37,209,609 shares. On December 31, 1993, there were 1,277 shareholders of record. The CUSIP number for the common stock is 62545K 10 7. See page one for stock price history information.
No dividends were declared or paid during 1992 or 1993.

(Recycled symbol appears here)
Multimedia, Inc. encourages the principle of recycling and advocates the use of recycled newsprint in the production of its publications. The 1993 Annual Report is printed entirely on recycled papers.

                (Multimedia, Inc. logo appears here)
MULTIMEDIA, INC., P.O. Box 1688, Greenville, South Carolina 29602
(803) 298-4373

**************************************************************************
                              APPENDIX

On the Annual Report Cover the Multimedia, Inc. logo appears where noted.

The page before page 1 is a full page photo.

On Page 1 there are three bar graphs that appear where noted.
The plot points are as follows:

Operating Revenues
(in thousands)
1993      1992       1991
$634,574  $576,781   $524,326

Net Earnings
(in thousands)
1993      1992       1991
$99,850   $60,504    $48,397

Earnings Per Share
1993      1992       1991
$2.60     $1.61      $1.30

On Page 2 there is a bar graph that appear where noted.
The plot points are as follows:
Operating Profit
(in thousands)
1993      1992       1991
$184,403  $173,105   $155,806

On Page 4 there are two pie graphs that appear where noted.
The plot points are as follows:

Operating Revenues
Entertainment      25%
Newspapers         21%
Cable              26%
Broadcasting       25%
Security            3%

Operating Profit
Entertainment      32%
Newspapers         19%
Cable              29%
Broadcasting       19%
Security            1%

On Page 3 two photos appear on the right-hand side of the page.
One photo is of Walter E. Bartlett, Chairman of the Board, President and Chief Executive Officer. The next photo is of Donald D. Sbarra, Senior Vice President-Operations.

On Page 4 a photo of Walter Bartlett and Bob Hamby appears in the bottom right-hand column.

On Page 5 the signature of Walter E. Bartlett appears where indicated.

On Page 6 a photo of Laura Biggerstaff presenting Bob Greiner a map appears in the upper right-hand column of the page. A photo of John Pittman, Bern Mebane, Cecil Kelly and Hal Tanner appears at the bottom half of the page.

On Page 7 a photo of John Harden, Jay Banks, Steve Brandt and Tom
Stultz appears in the middle right-hand column.

On Page 8 a photo of Tina Hicks and Dodie Cantrell appears in the bottom left-hand column. Also a photo of Pat Servodidio, Karen Foss and Rick Edlund appears in the top right-hand column on the page.

On Page 9 a photo of Bill Landry, Linda Billman, Jim Hart, Steve
Dean, Bill ARcher and Doug Mills appears at the bottom of the page.

On Page 10, there is a photo of Bob Turner and Dick Coveny in the upper left-hand column.

On Page 11 four photos appear in the middle of the page, one each of Phil Donahue, Sally Jessy Raphael, Rush Limbaugh and Jerry Springer.

On Page 12 a photo of Stacy Hernandez and Debbie Spillman appears in the upper right-hand column on the page. A photo of Ron Marnell, Cliff Waggoner, Terry Goruch and Bruce Mears appears on the bottom of the page.

On Page 13 a photo of Phil Ford delivering a motivational talk to a group of young people appears in the middle right-hand column on the page.

On Page 14 a photo of Mark Wilson, A.J. Jones, and Phil Davis appears in the upper right-hand corner of the page. A photo of Patsy Selby, Mike Burrus and David Fleming appears at the bottom of the page.

On Page 15 a photo of Joel Johnson and Randy Rosiere appears in the left-hand column on the page.

On Page 16 a photo of Bob Hamby appears in the left-hand column on the page.

On Page 23 a photo of Clyde Baucom, Claudia Price, Tom Magaha, and Alan Austin appears at the bottom, left-hand column of the page.

On Page 42 a signature of KPMG Peat Marwick appears where noted.

On Page 46 there is a recycled symbol that appears at the bottom of the page where noted.

On the back cover the Multimedia, Inc. logo appears where indicated.