Form 10-K, Exhibit 13
MULTIMEDIA INC
filed 1995-03-24
CIK 68813

EXHIBIT 13
MULTIMEDIA, INC.

1994

ANNUAL REPORT

    MULTIMEDIA,INC.is a diversified media company with corporate headquarters in Greenville, South Carolina.Founded in 1968, Multimedia, Inc. is comprised of five operating divisions. Multimedia Newspaper Company publishes 11 daily and 49 non-daily newspapers;Multimedia Broadcasting Company owns and operates five network-affiliated television stations and two radio stations;Multimedia Cablevision Company operates more than 125 cable television franchises in Kansas, Oklahoma, Illinois, Indiana and North Carolina; Multimedia Security Service monitors approximately 65,000 security alarm customers; and Multimedia Entertainment produces and syndicates quality television programming, including Donahue;Sally Jessy Raphael; Jerry Springer;Rush Limbaugh, The Television Show;Susan Powter; Dennis Prager;and NewsTalk Television, a cable television network.

Operations Highlights              2

A Letter to Our Shareholders       4

Multimedia Newspaper Company       6

Multimedia Broadcasting Company    8

Multimedia Cablevision Company    10

Multimedia Entertainment Company  12

Multimedia Security Service       14

Multimedia, Inc.and Subsidiaries  16

Shareholder Information          IBC

FINANCIAL HIGHLIGHTS


(In thousands except per-share data)    1994        1993        1992
Earnings Per Share                   $  2.35        2.60        1.61
Revenues                             630,483     611,891     553,440
Operating Profit                     189,443     184,403     173,105
Net Earnings                          90,029      99,850      60,504
Total Assets                         683,978     655,174     627,945
Long-term Debt                       572,557     664,997     745,995
Capital Expenditures                  83,028      47,378      37,493
Depreciation                          39,025      35,422      31,710
Shares Outstanding                    37,620      37,210      36,803
Operating Profit Margin                 30.0%       30.1%       31.3%


STOCK PERFORMANCE

                    1994                  1993
                HIGH     LOW         HIGH       LOW
Quarter 1     $37.25   28.50       $36.25     32.00
Quarter 2     $32.50   27.00       $38.00     32.00
Quarter 3     $32.25   28.75       $36.75     30.75
Quarter 4     $29.75   25.75       $39.00     33.50

    MULTIMEDIA STOCK IS TRADED IN THE NATIONAL MARKET SYSTEM OVER-THE-COUNTER (NASDAQ SYMBOL: MMEDC).

    LISTED ABOVE ARE THE HIGH AND LOW BIDS BY QUARTER FOR 1994 AND 1993. NO DIVIDENDS WERE DECLARED OR PAID DURING 1994 OR 1993.


(Operating Revenues bar chart appears here. The plot points are listed below)

             OPERATING REVENUES
               (in thousands)

              92      $553,440
              93      $611,891
              94      $630,483


(Net Earnings bar chart appears here. The plot points are listed below)
                 NET EARNINGS
                (in thousands)

              92      $ 60,504
              93      $ 99,850
              94      $ 90,029


(Net Earnings bar chart appears here. The plot points are listed below)

             EARNINGS PER SHARE

              92      $ 1.61
              93      $ 2.60
              94      $ 2.35




    ** 1994 EARNINGS FROM ONGOING OPERATIONS EXCLUDING NET GAINS ON SALES OF PROPERTIES WERE $78.3 MILLION OR $2.05 PER SHARE.

    ** 1993 EARNINGS FROM ONGOING OPERATIONS EXCLUDING ACCOUNTING CHANGES, INCOME TAX ADJUSTMENTS AND THE SALE OF PROPERTY WERE $72.2 MILLION OR $1.88 PER SHARE.

                            OPERATIONS

DIVISIONS                                              OPERATIONS

(Photo of paper on a press appears here)

MULTIMEDIA NEWSPAPER COMPANY

    Multimedia Newspaper Company, headquartered in Greenville, S.C., publishes 11 daily and six Sunday newspapers in 10 cities in nine states.The division also publishes over 49 non-daily products, including a variety of newsweeklies, shoppers and two monthly magazines.The three largest properties are in Greenville, S.C., Asheville, N.C., and Montgomery, Ala.



(Photo of satelite dish appears here)

MULTIMEDIA BROADCASTING COMPANY

    Multimedia Broadcasting Company, based in Knoxville,Tenn., owns and operates five network-affiliated television stations:WKYC (NBC), Cleveland;KSDK (NBC), St.Louis;WLWT (NBC), Cincinnati; WBIR (NBC), Knoxville;and WMAZ (CBS), Macon, reaching over 4% of the U.S.The division also owns WMAZ/WAYS, an AM/FM combination in Macon.


(Photo of cable wire appears here)

MULTIMEDIA CABLEVISION COMPANY

    Multimedia Cablevision Company operates more than 125 cable television franchises in Kansas, Oklahoma, Illinois, Indiana and North Carolina, with major clusters of subscribers located in and around Wichita, Oklahoma City, suburban Chicago and eastern North Carolina.At year-end 1994, Multimedia had approximately 432,000 basic and 339,000 pay subscribers and passed approximately 710,000 homes.The division's headquarters are in historic Union Station in Wichita, Kansas.


(Photo of a hand holding a microphone appears here)

MULTIMEDIA ENTERTAINMENT COMPANY

    Multimedia Entertainment Company, located at Rockefeller Center in New York City, established a reputation as the originator of the television talk show format.Multimedia now produces and/or syndicates six daily talk shows: Donahue; Sally Jessy Raphael; Jerry Springer; Rush Limbaugh, The Television Show; Susan Powter;and Dennis Prager.NewsTalk Television, a cable network with a news-driven talk format, was launched in October 1994.


(Close-up photo of a security system keyboard appears here)

MULTIMEDIA SECURITY SERVICE

    Multimedia Security Service, founded in 1982, is one of the 20 largest security companies in America with offices in Wichita, Oklahoma City, Miami, Dallas, Chicago, Houston, St.Louis, Phoenix and Los Angeles. The division owned 65,000 security alarm accounts at the end of 1994.Multimedia Security moved into its new state-of-the-art headquarters and central monitoring facility in Wichita in August 1994.


                                                                                           in millions

          HIGHLIGHTS                                             OPERATING REVENUES                     OPERATING PROFITS


Multimedia newspapers have no daily competition for               (Bar chart appears here.               (Bar chart appears here.

readership in any of the three major market areas.Seven            The plot points are listed             The plot points are listed

of nine newspaper operations are located in southeastern           as follows:                            as follows:

markets predicted to grow faster in households and

average income than the U.S.overall.Multimedia ranks 32nd           92       93       94                  92         93       94

in the country in total daily circulation.                         $132.5   $135.9   $150.1              $37.7      $37.7    $45.4



Multimedia stations are the news leaders in three of five         (Bar chart appears here.               (Bar chart appears here.

broadcasting market areas and are competitive demographi-          The plot points are listed             The plot points are listed

cally in the other two.In four of five markets, Multimedia         as follows:                            as follows:

provides more local news than any of its competitors.                92       93       94                  92         93       94

The division now offers weekend morning newscasts at                $137.2   $133.0   $142.8             $38.2      $38.8     $51.8

each of its stations and ranks first in weekend news in all

five markets.



Multimedia recently traded approximately 40,500 subscribers       (Bar chart appears here.               (Bar chart appears here.

in Illinois and Oklahoma for approximately 50,400 TCI              The plot points are listed             The plot points are listed

subscribers in Wichita, Kansas, giving Multimedia access           as follows:                            as follows:

to 95% of Wichita's cable households.This market position            92       93       94                  92         93       94

enables Multimedia to increase advertising revenues and             $144.4   $164.6  $165.4               $50.7      $56.6    $52.6

offer telephony.




Multimedia's programs continue to be among the leaders            (Bar chart appears here.               (Bar chart appears here.

in their dayparts, despite a dramatic increase in competition      The plot points are listed             The plot points are listed

in the talk show genre in recent years.The division                as follows:                            as follows:

introduced two new daily programs - Susan Powter ad                  92       93       94                  92         93       94

Dennis Prager- in September 1994.The division continues             $129.1   $161.6  $147.5               $55.8     $63.3     $52.0

to work aggressively to increase its subscriber base for the recently introduced NewsTalk Television.



The fastest growing of Multimedia's five divisions, Security     (Bar chart appears here.               (Bar chart appears here.

opened one new full-service office and converted two              The plot points are listed             The plot points are listed

maintenance and repair facilities to full-service offices in      as follows:                            as follows:

1994.Subscribers increased 24% over 1993.Response                     92       93       94                  92         93       94

times are among the industry's best.                                $10.3     $16.7    $24.6               $1.8       $1.8     $3.0







A LETTER TO OUR
SHAREHOLDERS


MULTIMEDIA IS
FACING SOME TOUGH
CHALLENGES,  AND
CONTINUES TO PURSUE
VIABLE ALTERNATIVES
TO ENHANCING
SHAREHOLDER VALUE.

    Multimedia's 1994 operating results reflected another year of growth in revenues and operating profit for the Company. Net earnings for 1994 were $90 million and earnings per share were $2.35. These amounts include net after-tax gains of $16.2 million or $.42 per share on the sales of Multimedia's wireless cable systems and radio stations in three markets, as well as losses associated with the closing of its television movie production business. The results also include $4.5 million or $.12 per share in after-tax start-up costs related to our launch of NEWSTALK TELEVISION (previously The Talk Channel). Excluding these items, 1994 earnings from ongoing operations were $78.3 million or $2.05 per share, a 9% increase over 1993 earnings from ongoing operations of $72.2 million or $1.88 per share.

    Consolidated operating revenues were $630.5 million in 1994, up 3% from $611.9 million in 1993. Operating profit rose 3% to $189.4 million from $184.4 million last year. Debt was reduced by $92.4 million this year - $43.9 million of which came from operations and $48.5 million from the sale of properties - to $572.6 million.


    RECORD RESULTS This was a banner year for Multimedia's Newspaper and Broadcasting divisions, and both segments posted significant revenue gains compared with last year. Newspaper revenues advanced 10% in 1994, fueled by a 12% increase in advertising revenues. Broadcasting revenues, which grew 7%, benefited from over $7 million in political advertising revenues. The challenge for both divisions, of course, will be to sustain this momentum in 1995. A dramatic retail expansion in our two largest newspaper markets should produce an increase in advertising volume in 1995. Although it will be difficult for Broadcasting to replace the revenues from political advertising, the division's television stations are well-positioned to take advantage of station affiliation changes in the Cleveland and St. Louis markets and should experience an increase in advertising revenues in 1995.


    READY FOR THE FUTURE Multimedia Cablevision performed admirably in 1994, perhaps the most challenging period in its 14-year existence. Despite the restrictions imposed by the FCC's 1993 rate freeze and 1994 rate rollback, we are proud to report that Cable revenues increased 1% if the impact of the divested wireless operations is excluded. Multimedia's fiber optic upgrades of its cable systems now extend to approximately 35% of its customer base. These rebuilds give Multimedia the channel capacity needed to tap into new revenue streams and the technical structure to take advantage of digital compression as it develops. The Company plans to complete 87% of the upgrades by the end of 1995, with the remaining 13% slated for 1996.


    GROWTH OPPORTUNITY Multimedia Security Service's revenues increased 47% compared with the prior year. The division added more than 12,000 customers in 1994 and opened one new full-service office and converted two maintenance and repair facilities to full ser-




    vice during the year. This business presents a growth opportunity over the next few years, and we have made a commitment to utilizing the most advanced technology in the industry as we expand this division.


    NEW CHALLENGES We've stated throughout the year that the Entertainment division poses the greatest challenge to the Company today. Multimedia created the talk show phenomenon when it introduced THE PHIL DONAHUE SHOW 27 years ago.
SALLY JESSY RAPHAEL made its debut in 1984, and as the show grew in popularity, Multimedia had two of the top three syndicated talk shows. Today the appeal of this genre has escalated dramatically, resulting in the introduction of many new talk programs and the fragmentation of ratings for the established shows due to the increased competition. DONAHUE and SALLY JESSY RAPHAEL both experienced a ratings decline of 15-30% in 1994, which in turn reduced station license fees and advertising revenues.

    On the other hand, ratings for JERRY SPRINGER rose 24% in 1994, and RUSH
LIMBAUGH, THE TELEVISION SHOW held its own in the late-night time period despite the addition of several new shows this season.

    The launch of NEWSTALK TELEVISION in October presented an ideal opportunity to leverage our expertise in talk show and news production. The appetite for our news-driven talk format appears to be building, and we hope to grow this channel to approximately five million subscribers in 1995. Multimedia invested around
$7.7 million in NEWSTALK TELEVISION in 1994 and anticipates investing approximately $20 million in 1995.


    EXPERIENCED LEADERSHIP This was also a year of transition for Multimedia's management team. I was elected chairman and CEO by the board of directors in June. In July, Douglas J. Greenlaw, formerly chairman and chief executive officer of the Ventures Division of Whittle Communications, Inc., was appointed president and chief operating officer.

    I am acutely aware of the questions facing our management team and the Company today. The year 1995 will be a year for deciding where our assets fit in the converging media-telecommunications market of the future. In keeping with our commitment to increasing shareholder value, the Company announced on February 22 that its board of directors had authorized management, together with Goldman, Sachs & Co., to explore strategic alternatives to enhance shareholder value, including the sale of Multimedia, Inc., the spin-off of one or more of its businesses, a business combination or any similar transaction.


                                  Sincerely,


                 Signature of Donald D. Sbarra appears here)
                               Donald D. Sbarra

               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                 March 3, 1995




                    (Photo of Donald D. Sbarra appears here)
                               DONALD D. SBARRA
                            CHAIRMAN OF THE BOARD
                         AND CHIEF EXECUTIVE OFFICER

                    (Photo of Douglas J. Greenlaw appears here)
                            DOUGLAS J. GREENLAW
                               PRESIDENT AND
                         CHIEF OPERATING OFFICER

                    (Photo of Robert E. Hamby Jr.)
                           ROBERT E. HAMBY JR.
                       SENIOR VICE PRESIDENT AND
                        CHIEF FINANCIAL OFFICER

HIGHLIGHTS


ADVERTISING

REVENUE GROWTH

Rate and volume gains

in both classified and

retail advertising resulted

in a 12% increase in

advertising revenues.


JOURNALISTIC EXCELLENCE

Multimedia newspapers

continued their tradition

of editorial excellence with

numerous first place finishes

in judged competitions.



GROWING MARKETS

Located near the booming

I-85 corridor between

Atlanta and Charlotte,

Multimedia's Greenville, S.C.,

and Asheville, N.C., newspapers

are benefiting from a dramatic

expansion in retail business.



CIRCULATION

Circulation revenue rose 6%

over 1993 levels through

selective rate increases.



OPERATING MARGINS

Multimedia newspapers

maintain some of the

highest operating

margins in the industry.




MULTIMEDIA

NEWSPAPER

COMPANY


                   W. deBerniere Mebane     (Photo of W. deBerniere Mebane
                             President,      appears here)


    Multimedia Newspaper Company posted double-digit growth in advertising revenues in 1994, the result of a robust economy in its two largest markets. The division also continued its mission to position its papers for growth in an era of changing reader and advertiser needs.

    Through focus groups, advertiser surveys and traditional readership studies, Multimedia's three major newspapers this year solicited ideas on how they could direct their research, sales and reporting efforts to best serve their customers. Called "customer tracking," the information gained from these resources produced significant change. The input was used to create several successful new products, such as Marketview, a custom research service for advertisers, and also led to the development of new feature sections valued by both readers and advertisers.

    The Home Delivery Network, an alternate distribution service designed to deliver non-subscriber products that were formerly mailed, was launched in Greenville in selected zip codes. The main purpose of the service is to provide advertisers with an additional marketing and distribution program, and several major customers have already converted from mail delivery of their products. The new system allows the Greenville papers to target customers with free samples, catalogs, coupons and more delivered directly to their homes. An added benefit to the advertiser is cost control, as postal rate increases are avoided.

    Multimedia will break ground this year on a new $15 million production facility at THE MONTGOMERY (Ala.) ADVERTISER. At the same time, THE ADVERTISER will install a page-maker system able to use software from virtually any source, making it the largest newspaper in the country to achieve total electronic composition.

    Two newsprint price increases have been announced recently, with at least one more forecast for early 1995. Although these rising prices demand careful budgeting, Multimedia's centralized purchasing of newsprint at the corporate level should help moderate the effects of the increases.

    The division anticipates that 1995 should be another year of good advertising results, based on rate increases at its largest property and the expansion of business in Greenville and Asheville, where several new retailers and a new grocery chain have entered the market, and plans for construction and expansion of area shopping malls are in progress.



(Two photos of presses printing newspapers appear on this page.)

NEWSPAPERS
24% of revenues
$45.4 million
in operating profit

MAKING MULTIMEDIA'S NEWSPAPERS
INDISPENSABLE TO OUR CUSTOMERS
IS OUR TOP PRIORITY. KNOWING
THEIR CHANGING NEEDS IS STEP
ONE IN THE PROCESS. BEING READY
TO CHANGE IS THE NEXT STEP.



HIGHLIGHTS



WKYC (NBC),  CLEVELAND

WKYC completed

its fourth full year under

Multimedia ownership in

1994.The station posted

increases in almost every

major daypart in the

November Nielsen ratings

and is now tied for the

market's number one

position, sign-on to sign-off.



KSDK (NBC),  ST.  LOUIS

KSDK was again

rated the number one

station in the top 30 markets,

sign-on to sign-off, as well

as for its 5:00 p.m.and

10:00 p.m.newscasts, in the

November Nielsen survey.



WLWT (NBC),  CINCINNATI

WLWT won the Associated

Press award for Ohio's

best newscast in 1994.



WBIR (NBC),  KNOXVILLE

WBIR's 6:00 p.m.

newscast maintained its

position as the highest

rated newscast in

the country's top100

markets in November.



WMAZ (CBS),  MACON

WMAZ received the Georgia

Association of Broadcasters'

Television News Excellence

Award, given for the best over-

all news organization

in the state.





MULTIMEDIA

BROADCASTING

COMPANY


                             James M. Hart      (Photo of James M. Hart
                                President,       appears here)
           Multimedia Broadcasting Company

    Multimedia Broadcasting benefited from a strong advertising market and the renewal of successful key syndicated programming in 1994, enabling the division to continue its investment in its stations and substantially surpass its financial projections at the same time.

    Multimedia's five television stations - four NBC affiliates and one CBS station-all negotiated favorable long-term agreements with their respective networks this year. The stability provided by these new contracts will allow the Broadcasting division to concentrate on maintaining its news leadership in St.
Louis, Knoxville and Macon and to improve its newscasts in Cleveland and Cincinnati. Audience confusion resulting from affiliation changes at competing stations in Cleveland and St. Louis should enhance the ratings of our local newscasts.

    Multimedia made a strategic decision to exit the radio business last year and has sold all of its radio stations except WMAZ-AM/WAYS-FM in Macon. These stations share facilities with WMAZ-TV.

    Multimedia Broadcasting entered into a landmark venture when TNi, East
Tennessee's first regional news-talk cable channel, was launched in May by WBIR and Scripps Howard Cable in the Knoxville market. TNi offers 18 hours of original news and information programming daily, as well as delayed broadcasts of WBIR's award-winning news and Multimedia's daily talk shows.

    Throughout 1994, Multimedia's television and radio stations were repeatedly recognized by local and industry organizations for their community service activity. Projects designed to promote and enhance local education were sponsored by all of the stations. In addition, the Multimedia stations sponsored or participated in events raising hundreds of thousands of dollars for their communities.

    The Broadcasting division's strategic plan for 1995 will continue to focus on the dual objectives of local news leadership and in-depth community service.
This commitment to "localism" - providing viewers with the most valuable news and entertainment programming - will differentiate Multimedia's stations as viewers are confronted with additional video options in the home.



(Two photos appear on this page. The Top photo shows three people in a television newsroom with a camerman. The bottom photo is of a satellite dish.)

BROADCASTING
23%of revenues
$51.8 million
in operating profit

MULTIMEDIA'S BROADCASTING STRATEGY IN
THE INCREASINGLY COMPETITIVE MEDIA
WORLD IS BEST DESCRIBED BY THE WORD
"LOCALISM."THIS REFERS TO PRODUCING
LOCAL NEWS, INFORMATION AND ENTER-
TAINMENT PROGRAMS OF THE HIGHEST
POSSIBLE RELEVANCE TO VIEWERS.


HIGHLIGHTS


SUBSCRIBER GROWTH

Basic subscribers increased

by approximately 15,000

to 432,000 in 1994.



EFFICIENT CLUSTERS

Multimedia's "clustering" strategy

has allowed the Company to

maintain some of the best oper-

ating margins in the industry,

while expanding ancillary

services to subscribers.



NEW TECHNOLOGIES

At year-end, approximately

35% of Multimedia's customers

were being served by an

upgraded fiber optic system.



ENHANCED BASIC SERVICE

Multimedia plans to launch

new programming on basic

tiers to increase revenues and

enhance value to our customers.



NEW SERVICES

Multimedia has introduced

The Sega Channel and

has begun offering HBO,

Cinemax and Showtime in a

multiple channel configuration.




MULTIMEDIA
CABLEVISION
COMPANY


                        Michael C. Burrus    (Photo of Michael C. Burrus
                               President,     appears here)
           Multimedia Cablevision Company

    Multimedia Cablevision assimilated the effects of the second round of FCC rate regulations, continued the fiber optic upgrade of its cable systems and launched or planned the introduction of a myriad of new products and services in 1994. Despite the restrictions imposed by the FCC's rate freeze and rollback, Multimedia's 1994 cable revenues increased slightly compared with 1993.

    Multimedia continues to capitalize on the strategic advantage of its tightly clustered operations. In May, the acquisition of a cable system inWilliamston, North Carolina, serving 2,900 customers and situated immediately adjacent to two other Multimedia systems, was completed. And in January 1995, Multimedia completed the trade of approximately 40,500 subscribers in Illinois and Oklahoma for 50,400 cable subscribers in communities in the Wichita, Kansas, area. The completion of this transaction means Multimedia now serves 95% of the cable households in the Wichita metropolitan area.

    In order to maintain its position and to allow for the launch of new products and services, Multimedia Cablevision continued the upgrade of its cable systems in 1994. These rebuilds utilize state-of-the-art fiber optic technology and provide the platform for the coming digital environment, as well as an immediate increase in channel capacity, better quality video and audio and greater system reliability.

    Multimedia also entered the alternate access telephony business during 1994 in partnership with Hyperion Telecommunications, Inc. Multimedia-Hyperion is now offering access for long distance signals to commercial customers in the Wichita area. Multimedia's fiber optic system, with its highly reliable backup features, allows the Company to compete with the regional telephone company on the basis of both quality and price.

    One of Multimedia Cablevision's top priorities for 1995 is to grow revenues.
As additional channel capacity becomes available, the division plans to increase its pay-per-view offerings substantially, add new networks to its basic programming packages and launch new services including The Sega Channel and premium channels such as HBO in a multichannel configuration. All of these services will expand choice for the Company's subscribers and should provide additional revenue opportunities for the division.



(Two photos appear on this page, one showing a television studio room with two people and tv monitors. The second photo is of a cable wire.)

CABLE
26% of revenues
$52.6 million
in operating profit


MULTIMEDIA CABLEVISION'S
MANAGEMENT HAS TURNED ITS
ATTENTION TO COMPETING IN THE NEW
TELECOMMUNICATIONS ENVIRONMENT
AND TO DEVELOPING NEW PRODUCTS
AND SERVICES TO AUGMENT THE
TRADITIONAL CABLE VIDEO FARE.


HIGHLIGHTS



DONAHUE AND LIMBAUGH

RENEW CONTRACTS

Phil Donahue, now in his

27th year, extended his

contract to host the Donahue

show through the 1995-96

season.Rush Limbaugh also

renewed his contract in 1994

and will continue his show

through the 1997-98 season.

Rush Limbaugh,The Television

Showcontinued to be the

top-rated syndicated program in

the late-night time period.



SALLY JESSY RAPHAEL

AND JERRY SPRINGER

Sally Jessy Raphael remained

among the top three daytime

talk shows in her delivery of the

key women demographics

in the November 1994 sweeps.

Jerry Springer began his third

full season and was one of the

fastest growing talk shows

according to Nielsen.



TWO NEW SHOWS

Susan Powter, a daytime

show featuring topics of

interest to women, and

Dennis Prager, an issues-

oriented, late-night discussion

program, premiered with

the new television

season in September.




MULTIMEDIA
ENTERTAINMENT
COMPANY


                           Robert L. Turner   (Photo of Robert L. Turner
                                 President,    appear here)
           Multimedia Entertainment Company

    Multimedia Entertainment again capitalized on its expertise in talk television production in 1994 as it introduced two daily television programs and launched a news-talk cable network. SUSAN POWTER and DENNIS PRAGER complement
Multimedia's four established programs - DONAHUE, SALLY JESSY RAPHAEL, JERRY
SPRINGERand RUSH LIMBAUGH, THE TELEVISION SHOW.

    No other company has achieved the success that Multimedia has with talk shows, but never before has the competition in this genre escalated so dramatically. The number of shows now vying for audience shares has eroded ratings for last year's top-ranked programs. DONAHUE and SALLY JESSY RAPHAEL's ratings declined 29% and 19%, respectively, compared with 1993, but Multimedia has taken steps to improve and protect its audience shares and station clearances.

    NEWSTALK TELEVISION, Multimedia's new cable network, premiered on October 1 to a positive response. Based on a live, audience-driven format, NEWSTALK
TELEVISION utilizes Multimedia's most significant assets - its knowledge and success in talk television and news. The Company's goal is to establish a long-term appreciating asset for its shareholders by expanding these assets from a base of personality-oriented programs to a new foundation in an enduring cable network. The new channel ended 1994 with approximately one million subscribers and will strive to grow its subscriber base to around five million by the end of 1995.

    As the leading American talk show producer, Multimedia has also exported its expertise worldwide. Production partnerships have been formed in more than 10 territories in Europe and Asia to develop American-style talk shows using local talent and production facilities. Multimedia is now receiving license fees for co-produced series in the United Kingdom, Germany and Israel and expects to conclude similar arrangements in at least three other territories in 1995.

    Multimedia Entertainment is committed to growing and strengthening its existing talk show franchises to more effectively compete in 1995. The division will continue to lay the groundwork for the future with development of programming for various dayparts, production of foreign talk shows and expanding affiliation agreements to increase subscriber counts for NEWSTALK TELEVISION.


(Seven photos appear on this page. The top half is divided with six photos of Multimedia's entertainment hosts which include, Phil Donahue, Sally
Jessy Raphael, Jerry Springer, Rush Limbaugh, Susan Powter and Dennis
Prager. The seventh photo shows a hand holding a microphone.)

ENTERTAINMENT
23% of revenues
$52.0 million
in operating profit



MULTIMEDIA'S PROGRAMS CONTINUE
TO BE AMONG THE LEADERS IN THEIR
DAYPARTS DESPITE A TOTAL OF MORE
THAN 15 COMPETING TALK SHOWS IN
DAYTIME AND THE ADDITION OF FIVE
NEW PROGRAMS IN THE LATE-NIGHT MIX.



HIGHLIGHTS


RAPID GROWTH

Security continued to

be the fastest growing

of the Company's five

divisions in 1994.



THREE NEW OFFICES

The opening of a new

full-service operation in

St.Louis and the conversion

of maintenance and repair

facilities to full service in

Phoenix and Los Angeles is

consistent with Multimedia's

philosophy of establishing

operations where it has

accumulated a critical

mass of accounts.



NEW CENTRAL STATION

A new headquarters building

in Wichita houses a state-

of-the-art central monitoring

station and also consolidates

customer service and

administrative functions.



EXCELLENT

RESPONSE TIMES

Multimedia's average

response time is 15 seconds,

and more than 95% of

alarms are handled in

less than 30 seconds.



CUSTOMER SERVICE

Multimedia's reputation for

outstanding customer service

has proved to be an asset

in growing this division.




MULTIMEDIA
SECURITY
SERVICE


                       Michael C. Burrus    (Photo of Michael C. Burrus
                              President,     appears here)
             Multimedia Security Service

    By the end of the year, Multimedia Security Service owned and monitored
65,000 accounts, an increase of 24% over 1993 levels, positioning it well within the top 20 security companies in the country.

    The division now has a total of nine full-service offices located in Wichita, Oklahoma City, Miami, Dallas, Houston, Chicago, Phoenix, St. Louis and
Los Angeles.

    In August, the Security Division moved into its new national headquarters building in Wichita. This state-of-the-art facility is vital as the Company works towards its goal of being one of the largest and most reputable security companies in the nation. The new office was designed to serve as many as 250,000 customers, with expansion plans designed to go beyond that level when necessary.


    The central monitoring station is the lifeblood of any security operation, and Multimedia Security has made a significant commitment to having one of the most sophisticated central stations in the industry. But the real measure of the value of a security service to the customer is its alarm response time. At present, Multimedia's average response time is less than fifteen seconds; in addition, more than 95% of the alarms are handled in less than thirty seconds.
The Company intends to more effectively communicate this excellent performance to its customers in 1995.

    Multimedia plans to continue the growth of its security business through a three-pronged approach - internal sales, an outside dealer network that produces accounts for the Company to purchase on an ongoing basis and bulk acquisitions.
In order to reach its planned customer levels, the division expects to generate roughly one-third of its growth internally and to purchase the other two-thirds.


    The security business is one Multimedia understands quite well, having been in the industry for more than a dozen years. Market demand is at an all-time high and is predicted to continue to increase well beyond its current level, as only approximately 11% of the nation's homes now have monitored security systems. The Company believes there is a significant opportunity for consolidation of the smaller, local or regional companies, and Multimedia
Security Service has positioned itself as one of the leading participants in this process.


(Two photos appear on this page. The top photo shows two people working on security computer systems. The bottom photo shows a close-up of a security system keyboard.)

SECURITY
4% of revenues
$3.0 million
in operating profit

THE 1994 OPENING OF A STATE-OF-THE-ART
CENTRAL MONITORING STATION HAS
ALLOWED MULTIMEDIA TO ACHIEVE AN
EXCEPTIONAL RECORD IN RESPONDING
TO ALARMS - AND THAT'S THE REAL
MEASURE OF THE VALUE OF OUR SERVICE.


                     MULTIMEDIA, INC. AND SUBSIDIARIES


(A map of the United States depicting Multimedia headquarters and sites appears here with the following legends:)


NEW YORK CITY
Entertainment
Headquarters

KNOXVILLE
Broadcasting
Headquarters

GREENVILLE
Corporate and Newspaper
Headquarters

WICHITA
Cablevision and Security
Headquarters


(box)     DAILY NEWSPAPER LOCATIONS
(circle)  TV STATION LOCATIONS
(triangle)RADIO STATIONS
(star)    STATES WITH MULTIMEDIA CABLE FRANCHISES
(diamond) FULL-SERVICE SECURITY OFFICES



MULTIMEDIA
NEWSPAPER COMPANY
305 S. MAIN ST.
P.O. BOX 1688
GREENVILLE, S.C.  29602

ALABAMA
Daily and Sunday:
The Montgomery Advertiser

ARKANSAS
Daily:
The Baxter Bulletin
           (Mountain Home)

GEORGIA
Daily:
The Observer (Moultrie)

NORTH CAROLINA
Daily and Sunday:
Asheville Citizen-Times

OHIO
Dailies:
Gallipolis Daily Tribune
The Daily Sentinel (Pomeroy)
Sunday:
Sunday Times-Sentinel (Gallipolis)


SOUTH CAROLINA
Dailies:
The Greenville News
Greenville Piedmont
Sunday:
The Greenville News

TENNESSEE
Daily:
The Leaf-Chronicle (Clarksville)
Monthly:
Music City News
The Gospel Voice (Nashville)
Television Production
TNN Music City News
Country Awards

VIRGINIA
Daily and Sunday:
The Daily News-Leader (Staunton)

WEST VIRGINIA
Daily:
Point Pleasant Register

Multimedia also publishes
49 non-daily products.



MULTIMEDIA
BROADCASTING COMPANY
RIVERVIEW TOWER, SUITE 1401
900 S. GAY ST.
KNOXVILLE,TENN. 37902

TELEVISION
GEORGIA
Macon:WMAZ-TV (CBS)

MISSOURI
St. Louis: KSDK (NBC)

OHIO
Cincinnati: WLWT (NBC)
Cleveland:WKYC (NBC)

TENNESSEE
Knoxville:WBIR-TV (NBC)

RADIO
GEORGIA
Macon:WAYS (FM)
WMAZ-AM


MULTIMEDIA
CABLEVISION COMPANY
701 E. DOUGLAS AVE.
P.O. BOX 3027
WICHITA, KS.  67202

Multimedia operates more than
125 cable television franchises
In Kansas, Illinois, Indiana, North
Carolina and Oklahoma and
serves approximately 432,000
basic subscribers.


MULTIMEDIA
ENTERTAINMENT COMPANY
45 ROCKEFELLER PLAZA
35TH FLOOR
NEW YORK, N.Y. 10111

Donahue / Sally Jessy Raphael /
Pozner & Donahue / Jerry Springer /

Rush Limbaugh, The Television Show/
Susan Powter / Dennis Prager

NewsTalk Television


MULTIMEDIA SECURITY SERVICE
800 E.WATERMAN
WICHITA, KS.  67202

Multimedia serves more than
65,000 security alarm customers.




                    MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

    The Company had net earnings for 1994 of $90.0 million compared with $99.9 million for 1993. Net earnings per share for 1994 were $2.35 compared with $2.60 for 1993. The 1994 results include net after-tax gains of $16.2 million or $.42 per share from the sales of the Company's wireless cable systems and radio stations in three markets offset by losses associated with the closing of its made-for-television movie production business. The results also include $4.5 million or $.12 per share in after-tax start-up costs associated with NEWSTALK
TELEVISION (previously The Talk Channel), the Company's cable channel launched in October 1994. Earnings from ongoing operations in 1994 (excluding the above items) were $78.3 million or $2.05 per share. The 1993 net earnings reflect a net benefit of $14.3 million resulting from the cumulative effect of the adoption of Statements of Financial Accounting Standards ("SFAS") No. 109,
"Accounting for IncomeTaxes" and No. 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions." In addition, net earnings in 1993 reflect a net reduction in income tax expense of approximately $12.0 million due to the resolution of the IRS examination of the Company's 1982 through 1986 consolidated federal income tax returns and the changes in tax rates and amortization of intangible assets resulting from the Budget Reconciliation Act of 1993.The 1993 earnings also included an after-tax gain of approximately $1.4 million resulting from the sale of the Company's mobile video production unit in January 1993. 1993 earnings from ongoing operations (excluding the above items) were $72.2 million or $1.88 per share.


OPERATING REVENUES

    The following table shows the percentage increases (decreases) in the Company's revenues for the years 1994 and 1993.

Division                      1994 vs.1993      1993 vs.1992
Newspapers                              10%                3%
Broadcasting                             7%              (3%)
Cable                                                     14%
Entertainment                          (9%)               25%
Security                                47%               63%
   Total operating revenues              3%               11%

NEWSPAPERS

    The increase in newspaper revenues for 1994 and 1993 resulted from increases in circulation revenues, advertising revenues and other revenues. Circulation revenues increased 6% in both 1994 and 1993, principally due to price increases.
Advertising revenues increased 12% in 1994 and 1% in 1993. Advertising revenues represent approximately 75% of total newspaper operating revenues. Linage increased 13% in 1994 and 2% in 1993. The 1994 annual average net paid circulation decreased 1% for daily publications to 327,000 and increased 1% for Sunday papers to 362,000. At December 31, 1994, daily circulation was 321,000, a
1% decrease from the prior year, and Sunday circulation was 357,000, a 1% increase. The 1993 annual average net paid circulation increased 2% for daily papers to 330,000, and 1% for Sunday papers to 359,000. At December 31, 1993, daily circulation was 323,000, a slight decrease from the prior year, and Sunday circulation was 352,000, flat with the prior year. The Company's three largest newspapers, which are in Greenville, South Carolina, Asheville, North Carolina, and Montgomery, Alabama, account for approximately 75% of the division's revenues.


BROADCASTING

    Broadcasting revenues increased 7% in 1994. Local and national revenues increased $8.2 million, and political revenues increased $7.0 million. In addition, revenues decreased by $3.9 million as a result of the sale of the Company's Milwaukee, Wisconsin, and Shreveport, Louisiana, radio stations.
Broadcasting revenues decreased 3% in 1993. Local and national revenues increased approximately $5.2 million in 1993, and political revenues were approximately $6.6 million less than in 1992. The 1993 revenues decreased by approximately $3.4 million as a result of the sale of the Company's mobile video production unit.Television operating revenues represent over 95% of the total broadcasting revenues. Local time sales account for approximately 50% and national time sales account for approximately 33% of the total television operating revenues.The remainder of television operating revenues is accounted for by political, network and other revenues.


                       MULTIMEDIA, INC. AND SUBSIDIARIES
                                       17




                     MANAGEMENT'S DISCUSSION AND ANALYSIS


CABLE

    Cable revenues increased less than 1% in 1994. Excluding the impact of the sale of the wireless cable operations, cable revenues rose 1%. Increases in revenue resulting from continued subscriber growth were offset by a decline in the average monthly revenue per subscriber as a result of the FCC's second round of cable rate regulations, which began on July 15, 1994.

    Cable revenues increased 14% in 1993, of which 7% related to the acquisition of the Indiana Cable systems; 4% related to rate increases; 1% related to subscriber growth; and 2% related to growth in ancillary services.

    The average monthly revenue per cable subscriber at the end of 1994 was $32.56 versus $33.29 in 1993 and $32.13 in1992. Multimedia Cablevision increased its basic cable subscriber counts to 432,000 in 1994 from 417,000 in 1993 and 410,000 in 1992.


ENTERTAINMENT

    Entertainment revenues decreased 9% or $14.1 million in 1994. The Company's made-for-television movie business, Multimedia Motion Pictures (MMP), which was closed during the year, accounted for a decrease in revenues of $19.9 million.
Revenues from the Company's talk shows increased $3.3 million. Increases in revenues from the SALLY JESSY RAPHAEL show, JERRY SPRINGER show, RUSH LIMBAUGH,
THE TELEVISION SHOW and two new shows, DENNIS PRAGER and SUSAN POWTER, offset a reduction in revenues from the DONAHUE show. Revenues from the DONAHUE show decreased 9% for the year. Revenues from other sources increased $2.7million.

    Entertainment revenues increased 25% in 1993 primarily due to increases in revenues from the SALLY JESSY RAPHAEL show, the first full year of revenues for the division's talk television shows, JERRY SPRINGER and RUSH LIMBAUGH, THE
TELEVISION SHOW, and an increase in movie production from six hours in 1992 to 16 hours in 1993.

    Excluding the impact of MMP and new shows in 1994 and 1993, the revenue increase would have been 3% and 5%, respectively.

    The DONAHUE and SALLY JESSY RAPHAEL shows account for virtually all of the division's profit and represent approximately 45% and 30%, respectively, of the entertainment division's revenues.

    In 1994, Phil Donahue signed a new contract with the Company to host the DONAHUE show through August 1996. Rush Limbaugh signed a new contract in 1994 to continue RUSH LIMBAUGH, THE TELEVISION SHOW through 1998. Sally Jessy Raphael signed a new contract in 1993 to continue to host the SALLY JESSY RAPHAEL show through August 1998.

    The entertainment division's primary business is the production of talk shows for syndication to television stations across the country. There has been a significant increase in competition in this area. At the end of 1994, there were over 15 talk shows in syndication with more scheduled to debut in 1995. The increase in the number of shows increases competition not only for viewers but also for advertising dollars, station clearances, guests and production talent.
The impact has been a decline in ratings for many talk shows. The DONAHUE and SALLY JESSY RAPHAEL shows have experienced ratings declines from 15-30%. These declines have resulted in station license renewals at lower amounts than in years past and lower advertising revenues.

    In October 1994, the Company launched NEWSTALK TELEVISION, a cable channel in the news-talk format, to diversify the entertainment division so that results are not as dependent on personality-driven talk shows.This venture will require several years of investment before it is expected to achieve profitability.The
Company's current projections are to invest approximately $20 million in NEWSTALK TELEVISION in 1995 compared with $7.7million in 1994.

    The Company expects the above two factors to result in a reduction in operating profit of approximately 50% for the Company's entertainment division for 1995.



                       MULTIMEDIA, INC. AND SUBSIDIARIES


                                      18



                    MANAGEMENT'S DISCUSSION AND ANALYSIS


SECURITY

    Security revenues increased 47% in 1994 and 63% in 1993 primarily due to the increase in the number of security subscribers. The number of security subscribers at year-end increased to 65,000 in 1994 from 52,400 in 1993 and 35,300 in 1992. Of the increase in the number of subscribers in 1994, 43% was due to acquisitions, and 57% was due to internally generated sales. Monitoring fees from security customers represent approximately 80% of the division's operating revenues. Installation and maintenance fees account for the remainder of the division's operating revenues.


OPERATING COSTS AND EXPENSES

    Operating costs and expenses are comprised of production costs, selling, general and administrative expenses, and depreciation and amortization expenses.
The following table shows the percentage increases (decreases) in the Company's operating costs and expenses for the years 1994 and 1993.

Division                   1994 vs.1993      1993 vs.1992
Newspapers                            7%                4%
Broadcasting                         (3%)              (5%)
Cable                                 5%               15%
Entertainment                        (3%)              34%
Security                             44%               77%
   Total operating costs              3%               12%

NEWSPAPERS

    The majority of the operating costs and expenses increases in 1994 and 1993 were due to increases in newsprint costs and production and selling costs associated with increased advertising revenue. Newsprint represents approximately 20% of the total newspaper division's operating costs and expenses. Newsprint costs are expected to increase approximately 20% in 1995.


BROADCASTING

    The 1994 decrease in broadcasting operating expenses was principally due to decreases in programming costs and a reduction of approximately $4.1 million resulting from the sale of the Company's radio stations.

    The 1993 decrease in broadcasting operating costs and expenses was principally due to decreases in programming costs and a reduction of approximately $2.4 million in costs due to the sale of the Company's mobile video production unit.


CABLE

    The 1994 increase in cable operating costs and expenses is primarily attributable to increases in depreciation expense associated with cable rebuilds and increases in programming expenses.

    The 1993 costs and expenses include the results of the Indiana Cable systems purchased in December 1992. Excluding the results of the Indiana Cable systems, operating costs and expenses would have increased approximately 6% in 1993, principally due to increases in programming costs.


ENTERTAINMENT

    The 1994 decrease in entertainment operating costs and expenses is primarily due to the closing of MMP, offset by $7.7million in start-up costs associated with the launch of NEWSTALK TELEVISION and costs associated with the two new talk shows.

    The 1993 increase is primarily attributable to the costs related to the increase in the number of hours of programming by MMP and increases in costs associated with the first full year of the production of JERRY SPRINGER and RUSH LIMBAUGH, THE TELEVISION SHOW.The number of hours of programming produced and sold by MMP increased from six hours in 1992 to 16 hours in 1993.

    Excluding the effect of the specific costs mentioned above, operating costs increases for 1994 and 1993 would have been approximately 7% and 6%, respectively.


SECURITY

    The security operating costs and expenses increases in 1994 and 1993 were principally due to the expansion of the Company's security alarm business. The majority of the costs and expenses increases in 1994 and 1993 were due to the opening of new full-service offices and the increases in



                       MULTIMEDIA, INC. AND SUBSIDIARIES


                                      19


                    MANAGEMENT'S DISCUSSION AND ANALYSIS

central station monitoring costs and depreciation and amortization expense related to the subscriber growth. The division opened two full-service offices during 1993 and three additional full-service offices in 1994. The start-up costs associated with the opening of offices and the increase in depreciation and amortization expense are more than offset by the related revenue increases.


OPERATING PROFIT

    The above changes in operating revenues and operating costs and expenses resulted in the following increases (decreases) in the Company's operating profits for the years 1994 and 1993.

Division                    1994 vs.1993      1993 vs.1992
Newspapers                            21%              ---
Broadcasting                          33%                2%
Cable                                 (7%)              12%
Entertainment                        (18%)              13%
Security                              66%                1%
   Total operating profit              3%                7%

INTEREST EXPENSE

    Interest expense was $59 million in 1994, $62 million in 1993 and $72 million in 1992. The decreases in expense in 1994 and 1993 were principally due to interest savings from debt payments offsetting a slight increase in interest rates related to the Company's floating rate debt.

    The Company's debt financing included a $457 million unsecured bank facility, under which $135.5 million was outstanding at December 31, 1994, and $400 million of unsecured Senior Notes. The borrowings under the bank facility bear a floating interest rate over applicable prime, CD or LIBOR rates based on the Company's debt to annualized operating cash flow ratio. The Senior Notes bear interest at a composite rate of 10.7%.

    The Company has interest rate swap agreements which effectively fix LIBOR on $75 million of its floating rate debt at approximately 5.7%. The interest rate swap agreements expire at various times from June 1996 through November 1996.
The Company has an interest rate cap agreement which caps LIBOR at 7% on $25 million, which expires in December 1995, and an interest rate cap agreement which caps LIBOR at 7% on $25 million, which begins in 1996 and expires in 1997.
The bank Credit Agreement required the Company to maintain interest rate protection agreements until December 31, 1993, of not less than 40% of the outstanding balance under the bank credit facility.

    The Company's Board of Directors approved interest rate guidelines in October 1990 to maintain interest rate protection on a minimum of 70% of outstanding debt. The purpose of the Company's involvement in interest rate swaps and caps is to minimize the Company's exposure to interest rate fluctuations on its floating rate debt. The Company believes that it has no material concentration of credit or market risk with respect to these interest rate protection agreements.

    In addition to purchasing a 51% equity interest in WKYC from NBC, the Company purchased a 51% interest in a $75 million principal promissory note of WKYC which was held by NBC. As a result, 51% of the note is now due to the Company, and NBC retained a 49% interest in the note ($36.8 million) which bears interest at a rate of 10% and is due in full on December 26, 1997.

    The composite interest rate on all debt was 10.3%, 9.2% and 8.6% at the end of 1994, 1993 and 1992, respectively.


INCOME TAXES

    The effective income tax rates were 41%, 32% and 41% for 1994, 1993 and 1992, respectively. The resolution of the Internal Revenue Service ("IRS") examination of the Company's 1982 through 1986 consolidated federal income tax returns and changes in tax rates and amortization of intangible assets from the Budget Reconciliation Act of 1993 occurred in the third quarter of 1993. The cumulative effect of the above mentioned items was a decrease in tax expense of approximately $12 million. The Company expects the 1995 tax rate to be between 41% and 42%.

    The Company is contesting certain proposed deficiencies for 1987through
1989. The deficiencies principally involve various acquisition issues related primarily to the cable division. The Company is continuing to vigorously contest the assessments, but the ultimate resolution of these matters cannot be ascertained at this time. The Company believes that it has adequately provided for agreed upon and potential deficiencies, including interest.



                       MULTIMEDIA, INC. AND SUBSIDIARIES
                                      20




                    MANAGEMENT'S DISCUSSION AND ANALYSIS


MINORITY INTEREST

    Minority interest represents the minority shareholders' proportionate share of the income or loss of certain consolidated subsidiaries, primarily WKYC-TV, Inc.


INFLATION

    Historically, the Company has competitively priced its products and services to more than offset price increases to the Company by vendors and others. The
Company was able to implement price increases for many of its products and services in 1994, 1993 and 1992, during periods of low inflation. The Company anticipates this trend of price increases to be sustained through 1995.

    The FCC released guidelines in late March of 1994 relating to its second round of cable rate regulation. While these regulations did not have a material negative impact on the Company's cable operations, certain planned rate increases could not be implemented. In November 1994, the FCC issued "going forward" rules with regard to future rates. The Company will be allowed to increase cable rates under these regulations as it adds new services.


LIQUIDITY AND CAPITAL RESOURCES

    The Company defines liquidity in terms of its ability to fund its current operations, make capital expenditures and service its debt. Internally generated funds and the bank Credit Agreement are the Company's primary sources of liquidity. In addition, in 1994 the Company generated $48.5 million in proceeds from the sale of its wireless cable business and radio stations in Milwaukee, Wisconsin; Shreveport, Louisiana; and Greenville, South Carolina. The primary uses of funds have been for capital expenditures, taxes, acquisitions, debt repayments and program rights payments.

    The bank Credit Agreement and/or Senior Notes contain covenants which limit
(i) payment of dividends; (ii) purchase of capital stock of the Company; (iii) incurrence of indebtedness; (iv) acquisitions outside the Company's current lines of business; (v) liens; (vi) investments; (vii) transactions with affiliates; (viii) sales of assets; and (ix) certain extraordinary transactions.


    In addition, one or both of the agreements require the Company to maintain specific ratios of debt to annualized operating cash flow, annualized operating cash flow to interest expense and annualized operating cash flow to fixed charges. Management believes the Company is in compliance with all covenants.

    Principal payment schedules for the Credit Agreement and Senior Notes are provided in Note 6 of the Notes to Consolidated Financial Statements. For 1995, the Company estimates its cash interest expense requirements to be approximately
$60 million, capital expenditure requirements to be approximately $103 million and the required principal payments to be approximately $30 million. At December
31, 1994, the Company had approximately $230 million unused availability under the bank Credit Agreement.

    The bank facility provides, among other things, working capital funds and additional available funds for future acquisitions and repurchase of the Company's stock within certain limitations.

    During the first quarter of 1995, the Company completed the trade of certain of the Company's cable systems in Oklahoma and Illinois with 40,500 cable subscribers for Telecommunications, Inc.'s cable systems in Wichita, Kansas, with 50,400 subscribers. The Company paid $12.4 million in cash as part of this transaction.


ACCOUNTING CHANGES

    As is more fully explained in the Notes to Consolidated Financial
Statements, effective January 1, 1993, the Company adopted SFAS No. 106,
"Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109,
"Accounting for Income Taxes." A net gain, after tax, of $14.3 million, representing the cumulative effect of these changes in accounting principles, was reported in 1993. Financial statements for 1992 were not restated to apply the provisions of these statements.


SUBSEQUENT EVENT

    On February 22, 1995, the Company announced that its board of directors had authorized management, together with Goldman, Sachs & Co., to explore strategic alternatives to enhance shareholder value, including the sale of Multimedia, Inc., the spin-off of one or more of its divisions, a business combination or any similar transaction.



                       MULTIMEDIA, INC. AND SUBSIDIARIES
                                      21




                                 ELEVEN  YEAR REVIEW

                              YEARS ENDED DECEMBER 31,




(In thousands except per-share data)                            1994       1993      1992
Operating revenues                                           $630,483     611,891    553,440
Operating expenses                                            387,638     377,288    337,353
Depreciation and amortization                                  53,402      50,200     42,982
    Total operating costs and expenses                        441,040     427,488    380,335
Operating profit                                              189,443     184,403    173,105
Interest expense                                               59,142      61,996     71,820
Other income (expense), net                                    25,584       1,494       (447)
    Earnings before income taxes, minority interest
      and other items1                                        155,885     123,901    100,838
Income taxes                                                   64,693      38,703     41,343
Minority interest in subsidiaries'losses (income), net         (1,163)        320      1,009
    Earnings (loss) before other items                         90,029      85,518     60,504
Other items                                                                14,332
    Net earnings (loss)                                      $ 90,029      99,850     60,504
Earnings (loss) per share before other items                 $   2.35        2.23       1.61
Earnings (loss) per share                                    $   2.35        2.60       1.61
Cash dividends per share                                     $
Average common shares outstanding2                             38,279      38,374     37,593
Long-term debt, including current installments               $572,557     664,997    745,995
Total assets                                                 $683,978     655,174    627,945

    1 OTHER ITEMS CONSIST OF THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES IN 1993 AND AN EXTRAORDINARY ITEM IN 1990.

    2 INCLUDES DILUTIVE COMMON STOCK EQUIVALENTS IN 1987 THROUGH 1994.

    SHARE AND PER-SHARE AMOUNTS HAVE BEEN RETROACTIVELY ADJUSTED TO REFLECT THE 3-FOR-1 STOCK SPLIT EFFECTED APRIL 1991.



                        MULTIMEDIA, INC. AND SUBSIDIARIES
                                      22

1991              1990        1989        1988       1987       1986        1985        1984
502,260          461,314     442,632     419,037    390,709    353,239     319,867     290,103
308,006          260,377     249,470     243,120    231,390    213,582     204,973     187,756
 38,448           30,655      29,492      28,572     27,744     25,487      24,275      21,523
346,454          291,032     278,962     271,692    259,134    239,069     229,248     209,279
155,806          170,282     163,670     147,345    131,575    114,170      90,619      80,824
 79,315           88,289     102,109     108,340    110,999    111,890      36,378       8,289
    643             (873)        (56)      3,522      6,573        159      (6,323)     (8,368)
 77,134           81,120      61,505      42,527     27,149      2,439      47,918      64,167
 30,254           32,462      22,845      15,650     14,660      7,100      26,280      30,479
  1,517
 48,397           48,658      38,660      26,877     12,489     (4,661)     21,638      33,688
                  (3,078)
 48,397           45,580      38,660      26,877     12,489     (4,661)     21,638      33,688
   1.30             1.32        1.04         .73        .34       (.14)        .47         .67
   1.30             1.23        1.04         .73        .34       (.14)        .47         .67
                                                                               .16         .20
 37,253           36,984      37,263      36,579     36,450     33,000      46,350      49,995
757,125          798,877     747,776     793,569    841,379    882,108     880,541      80,831
556,285          535,535     404,142     405,000    409,279    408,765     399,037     402,820



                           MULTIMEDIA, INC. AND SUBSIDIARIES
                                            23

                    CONSOLIDATED STATEMENTS OF EARNINGS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(In thousands except per-share data)                            1994       1993       1992
Operating revenues:
    Newspapers                                               $150,140     135,920    132,485
    Broadcasting                                              142,841     133,035    137,188
    Cable                                                     165,406     164,598    144,383
    Entertainment                                             147,512     161,588    129,122
    Security                                                   24,584      16,750     10,262
       Total operating revenues                               630,483     611,891    553,440
Operating costs and expenses:
    Production                                                229,390     229,385    202,865
    Selling, general and administrative                       158,248     147,903    134,488
    Depreciation and amortization                              53,402      50,200     42,982
       Total operating costs and expenses                     441,040     427,488    380,335
       Operating profit                                       189,443     184,403    173,105
Interest expense                                               59,142      61,996     71,820
Other income (expense), net                                    25,584       1,494       (447)
       Earnings before income taxes, minority
         interest and
         cumulative effect of changes in
           accounting principles                              155,885     123,901    100,838
Income taxes                                                   64,693      38,703     41,343
Minority interest in subsidiaries'losses (income), net         (1,163)        320      1,009
       Earnings before cumulative effect of changes
         in accounting principles                              90,029      85,518     60,504
Cumulative effect of changes in accounting principles                      14,332
       Net earnings                                          $ 90,029      99,850     60,504
Earnings per share before cumulative effect of changes
    in accounting principles                                 $   2.35        2.23       1.61
Cumulative effect of changes in accounting principles                         .37
Earnings per share                                           $   2.35        2.60       1.61
Weighted average shares                                        38,279      38,374     37,593


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       MULTIMEDIA, INC. AND SUBSIDIARIES
                                      24

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


(In thousands)                                               1994          1993         1992
Common Stock:
    Balance at beginning of year                        $    3,721         3,680         3,507
    Stock options exercised                                     41            41           173
    Balance at end of year                                   3,762         3,721         3,680
Additional paid-in capital:
    Balance at beginning of year                           177,689       164,367       140,435
    Stock options exercised                                  4,453         6,882         7,676
    Tax benefit from exercise of employee stock
      options                                                2,691         2,084        12,875
    Amortization of stock options                            3,391         4,356         3,381
    Balance at end of year                                 188,224       177,689       164,367
Retained earnings (deficit):
    Balance at beginning of year                          (358,930)     (458,780)     (519,284)
    Net earnings                                            90,029        99,850        60,504
    Balance at end of year                                (268,901)     (358,930)     (458,780)
                                                        $  (76,915)     (177,520)     (290,733)


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.





                       MULTIMEDIA, INC. AND SUBSIDIARIES
                                      25

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(In thousands)                                                   1994        1993          1992

Cash flows from operating activities:
    Net earnings                                             $  90,029       99,850        60,504
    Adjustments to reconcile net earnings to net cash
       provided by operating activities:
       Depreciation and amortization                            53,402       50,200        42,982
       Amortization of program rights                           13,189       14,035        18,277
       Amortization of debt issue costs                          1,112        1,117         1,058
       Cumulative effect of changes in accounting
         principles                                                         (14,332)
       Minority interest in subsidiaries'(losses)
         income, net                                             1,163         (320)       (1,009)
       Amortization of stock options                             3,391        4,356         3,381
       Gain on disposal of assets, net                         (25,001)        (739)
       Increase (decrease) in deferred income taxes              9,559       (3,516)          788
       (Increase) decrease in current assets:
         Trade accounts receivable                              (9,075)      (6,276)       (6,830)
         Inventories, deferred income tax
           benefits,
            deferred program costs and prepaid
            expenses and other                                  (4,670)      (7,972)           12
       Increase (decrease) in current liabilities:
         Accounts payable, accrued payroll
            and accrued expenses                                10,514        8,144         6,133
         Accrued interest                                         (328)      (5,412)       (1,887)
         Income taxes payable                                   (2,539)      17,199         7,884
         Unearned income                                         1,354        1,714         1,299
         Net cash flows provided by operating
           activities                                          142,100      158,048       132,592
Cash flows from investing activities:
    Additions to property, plant and equipment                 (83,028)     (47,378)      (37,493)
    Proceeds from disposal of assets                            48,475        4,678
    Acquisitions of properties                                 (11,045)     (13,170)      (78,710)
    Other                                                       (1,077)      (4,485)        1,224
         Net cash (used for) investing activities              (46,675)     (60,355)     (114,979)
Cash flows from financing activities:
    Addition (reduction) in revolving credit, net              (28,000)     (59,000)       20,500
    Long-term debt retired                                     (64,440)     (21,998)      (31,630)
    Program rights payments                                    (12,777)     (17,454)      (16,463)
    Proceeds from exercise of employee stock options             4,363        6,923         7,849
    Other                                                          597          272            10
         Net cash (used for) financing activities             (100,257)     (91,257)      (19,734)
Increase (decrease) in cash and cash equivalents                (4,832)       6,436        (2,121)
Cash and cash equivalents, beginning of year                    11,034        4,598         6,719
         Cash and cash equivalents, end of year              $   6,202       11,034         4,598


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                       MULTIMEDIA, INC. AND SUBSIDIARIES
                                      26

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1993


(In thousands except share data)                                 1994         1993
ASSETS
Current assets:
    Cash and cash equivalents                                $   6,202        11,034
    Trade accounts receivable, less allowances for
      discounts and
       uncollectible accounts of $4,818 in1994 and
         $3,713 in1993                                          93,426        85,756
    Inventories                                                  4,643         4,408
    Deferred income tax benefits                                 9,581         8,856
    Program rights                                               7,570         8,476
    Deferred program costs                                      10,923         9,670
    Prepaid expenses and other                                   6,795         5,516
       Total current assets                                    139,140       133,716
Property , plant and equipment, at cost:
    Land and land improvements                                   5,295         5,313
    Buildings                                                   42,701        39,155
    Broadcasting equipment                                      52,294        53,898
    Publishing equipment                                        60,857        58,599
    Cable equipment                                            309,718       272,899
    Other equipment and fixtures                                83,698        68,559
    Construction in progress                                     4,186         1,710
                                                               558,749       500,133
    Less accumulated depreciation                              283,522       259,371
       Net property, plant and equipment                       275,227       240,762
Intangible assets, net                                         242,078       251,356
Other assets                                                    27,533        29,340
                                                             $ 683,978       655,174

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Current installments of long-term debt                   $  30,254           393
    Accounts payable                                            24,512        20,557
    Accrued interest                                             2,671         2,999
    Accrued payroll                                              8,386         5,884
    Accrued expenses                                            38,148        30,465
    Income taxes payable                                        10,202        15,432
    Program rights payable                                       7,793         8,540
    Unearned income                                             20,556        19,416
       Total current liabilities                               142,522       103,686
Long-term debt, excluding current installments                 542,303       664,604
Deferred income taxes                                           54,090        44,046
Other liabilities                                                3,294         2,837
Minority interest                                               18,684        17,521
Stockholders'equity (deficit):
    Common stock of $.10 par value per share.
       Authorized100,000,000 shares and issued
         37,620,000
          shares in1994 and 37,210,000 shares
            in1993                                               3,762         3,721
    Additional paid-in capital                                 188,224       177,689
    Retained earnings (deficit)                               (268,901)     (358,930)
       Total stockholders'equity (deficit)                     (76,915)     (177,520)
                                                             $ 683,978       655,174


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                       MULTIMEDIA, INC. AND SUBSIDIARIES
                                       27

                        NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Multimedia, Inc. and subsidiaries. Significant inter-company items are eliminated in consolidation.


REVENUE RECOGNITION
Revenue is recognized when programming and advertising are aired or printed, or when services are rendered.


CASH EQUIVALENTS
Cash equivalents include investments with banks with origi-nal maturities of three months or less. Cash investments totaled $11,345,000 at December 31, 1994. Cash investments with banks totaled $11,135,000 at December 31, 1993.


INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value) and include newsprint and supplies.


DEPRECIATION
Depreciation for financial reporting purposes is calculated principally on a straight-line basis over the estimated useful lives of the respective assets. Depreciation expense for 1994, 1993 and 1992 was $39,025,000, $35,422,000 and
$31,710,000, respectively.


OTHER ASSETS
DEFERRED LOAN COSTS
Deferred loan costs include amounts incurred in connection with raising bank and Senior Note debt. The costs are amortized using the interest method over periods up to 10 years.

DEFERRED COSTS
Deferred costs include amounts deferred during the start-up and prematurity periods for cable systems under development and costs associated with the acquisition of security accounts. These costs are amortized on a straight-line basis over periods up to 15 years.

PROGRAM RIGHTS
Program rights represent agreements with programming syndicators for television program material. When the program or film becomes available for telecasting, the cost of the contract is recorded as an asset and the correspond-ing contractual obligation as a liability. The cost is amortized over the expected number of telecasts. The portion of the cost to be amortized within one year and after one year is reflected in the consolidated balance sheets as current and noncurrent assets, respectively.The payments under these contracts due within one year and after one year are similarly classified as current and noncurrent liabilities.


INTANGIBLE ASSETS
Intangible assets, which include cable television franchise rights, represent the excess of the cost of properties acquired over the amounts assigned to the net tangible assets at dates of acquisition. Intangible assets arising from acqui-sitions after October 31, 1970, are amortized on a straight-line basis over periods up to 40 years. Intangibles acquired prior to October 31, 1970, will be amortized only to the extent there is a permanent decline in value. The Company assesses the recoverability of these intangible assets by determining whether the amortization of the balance over its remaining life can be recovered through projected undiscounted future cash flows.


INTEREST RATE SWAP AND CAP AGREEMENTS
The interest rate swap agreements are being accounted for as a hedge of the obligation, and accordingly, the net swap settlement amount is recorded as an adjustment to interest expense in the period incurred. The net swap settlement amounts for 1994, 1993 and 1992 resulted in charges to interest expense of $1.1 million, $2.1 million and $7.8 million, respectively.
The interest rate swap and cap agreements expire at various times from 1995 through 1997. The Company believes that the sellers of the swap and cap agreements will be able to meet their obligations under the agreements. The purpose of the Company's involvement in interest rate swaps and caps is to minimize the Company's exposure to interest rate fluctuations on its floating rate debt. The Company believes that it has no material concentration of credit or market risks with respect to these interest rate protection agreements.


INCOME TAXES
Effective January 1, 1993, the Company adopted SFAS
No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax



               MULTIMEDIA, INC. AND SUBSIDIARIES

            NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS


rates in effect for the year in which those temporary differ-ences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In 1992, pursuant to APB Opinion 11, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applic-able for the year of the calculation.


EARNINGS PER SHARE
Earnings per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year. Common stock equivalents are dilutive stock options determined by using the treasury stock method.


MINORITY INTEREST
Minority interest represents the minority shareholders' proportionate share of the equity and the income or loss of certain consolidated subsidiaries, primarily WKYC-TV,
Inc. The Company owns 51% of WKYC-TV, Inc.


ACCOUNTING CHANGES
Effective January 1, 1993, the Company adopted SFAS
No. 109, "Accounting for Income Taxes." SFAS No. 109 required a change from the deferred method, under APB Opinion 11, to the asset and liability method of accounting for income taxes. The cumulative effect of this change in accounting ($15.4 million) was determined as of January 1, 1993.

The Company adopted SFAS No. 106, "Employers'
Accounting for Postretirement Benefits Other Than
Pensions," as of January 1, 1993, which requires accrual, during an employee's active years of service, of the expected costs of providing postretirement benefits to employees and their beneficiaries and dependents. The Company's accumulated postretirement benefit obligation as of December 31, 1992, based upon calculations performed by the Company's actuarial consultant, was $1.1 million, net of tax.

The net cumulative effect of the above changes
($14.3 million) is reported separately in the 1993 consoli-dated statement of earnings.The effect of these changes on earnings before cumulative effect of changes in accounting principles in 1993 was not material. Financial statements for years prior to 1993 have not been restated.


Beginning January 1, 1994, the Company began reporting operating revenues for its television and radio stations net of agency commissions and national represen-ation fees. The prior years' consolidated statements of earnings have been restated to reflect this change. This change has no impact on net earnings or earnings per share.


(2) RECAPITALIZATION MERGER
On September 20, 1985, the Company's shareholders approved a Recapitalization Agreement and Plan of Merger
(the "Recapitalization Merger"). The Recapitalization
Merger was consummated on October 1, 1985, and was accounted for as a redemption not subject to purchase accounting. This resulted in a charge to retained earnings of approximately $887 million.


(3) ACQUISITIONS
In 1994, the Company purchased the accounts of existing security alarm monitoring companies for approximately $7,200,000 in cash. The purchase price has been assigned to property, plant and equipment ($3,500,000) and other assets ($3,700,000). Other acquisitions for 1994 included a small cable television system and the purchase of the remaining 20% interest in certain Illinois cable franchises. The purchase price of these other acquisitions is considered immaterial.

In 1993, the Company purchased the accounts of existing security alarm monitoring companies for approx-imately $12,100,000 in cash. The purchase price has been assigned to property, plant and equipment ($6,100,000)
and other assets ($6,000,000). Other acquisitions for 1993 included the purchase of the remaining 20% interest in an existing Illinois cable television franchise. The purchase price is considered immaterial.

On December 3, 1992, the Company purchased
Indiana cable television systems with approximately
28,000 subscribers for approximately $58,000,000 in cash.
The purchase price has been assigned to property, plant and equipment ($18,700,000), intangibles ($37,100,000) and other assets ($2,200,000).

The following unaudited pro forma summary presents the results as if the acquisition of Indiana cable television systems had occurred on January 1, 1992, after giving effect to certain adjustments including interest expense on the acquisition debt. The pro forma results do not necessarily represent results which would have occurred


MULTIMEDIA, INC. AND SUBSIDIARIES

                          NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS




(3) ACQUISITIONS (CONTINUED)
if the acquisition had occurred on the date indicated nor does it indicate results which may occur in the future.


(In thousands except per-share data)                                  1992
Total operating revenues                                           $585,878
Net earnings                                                         58,105
Earnings per share                                                     1.55


In February 1992, the Company also purchased an Illinois cable television system with approximately 5,000 subscribers for approximately $9,500,000 in cash. The pur-chase price has been assigned to property, plant and equipment ($8,400,000) and intangibles ($1,100,000).

In 1992, the Company also purchased the accounts of existing security alarm monitoring companies for approx-imately $8,500,000 in cash. The purchase price has been assigned to property, plant and equipment ($4,200,000)
and other assets ($4,300,000). Other acquisitions for 1992 included purchases of the remaining 20% interest in two existing Illinois cable television franchises. The purchase price of these interests is considered immaterial.

The operations of all acquired businesses for the three year period ended December 31, 1994, have been included in the consolidated statements of earnings since the dates of acquisition. Other than the Indiana cable tele-vision systems, the pro forma effects of the acquisitions on operating revenues, net earnings and net earnings per share for the year of acquisition and for the year immediately preceding the year of acquisition are not significant and are not presented.

(4) OTHER ASSETS
Other assets include:


(In thousands)                                              1994       1993
Deferred loan costs, net of accumulated
     amortization of $5,505 in1994 and
    $4,372 in 1993                                      $   5,646      6,780
Deferred costs, net of accumulated
    amortization of $12,232 in 1994
     and $9,995 in1993                                     14,740     14,376
Program rights                                                 56        318
Other                                                       7,091      7,866
    Total                                                 $27,533     29,340



(5) INTANGIBLE ASSETS
Intangible assets include:


(In thousands)                                               1994        1993
Excess of cost over net tangible assets:
     30-40 year life                                       $205,597    209,149
     10-20 year life                                          7,810      7,804
Franchise costs:
     30-40 year life                                         43,986     41,266
     10-20 year life                                         38,867     37,899
Less accumulated amortization                               (73,038)   (63,803)
Amounts not being amortized                                  18,856     19,041
     Total                                                 $242,078    251,356



(6) LONG-TERM DEBT
A summary of long-term debt follows:


(In thousands)                                              1994       1993
Bank credit facility:
     Term loan                                            $102,000    166,000
     Revolving credit                                       33,500     61,500
Senior notes                                               400,000    400,000
Note payable                                                36,750     36,750
Notes payable in quarterly or annual
     installments through June 1998                            307        747
       Total long-term debt                                572,557    664,997
Less current installments                                   30,254        393
     Long-term debt, excluding
       current installments                               $542,303    664,604



BANK CREDIT FACILITY
The bank credit facility is comprised of a $355 million revolving credit line and a $102 million term loan. The commitment levels which remain in effect during the years ended are as follows:


(In thousands)                               Revolving        Term
Date                                           Credit         Loan        Total
December 31,1994                               $355,000      102,000     457,000
December 31,1995                                290,000       76,000     366,000
December 31,1996                                225,000       50,000     275,000
December 31,1997                                160,000       24,000     184,000
December 31,1998                                 90,000                   90,000
December 31,1999                                 30,000                   30,000
June 30, 2000


The bank credit facility has a floating interest rate based on the Company's debt to annualized operating cash flow ratio. At December 31, 1994, the interest rate (approx-imately 6.8%) for these bank notes was the LIBOR rate plus 5/8% or the prime rate. A commitment fee of 3/8% per annum on the unused portion of the revolving credit



    MULTIMEDIA, INC. AND SUBSIDIARIES

            NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS




commitment must be paid quarterly.The Company has the option under the bank Credit Agreement to seek bids from the various banks for alternative interest rates. The Company has interest rate swap agreements which effec-tively fix the LIBOR rate on $75 million of its floating rate debt at approximately 5.7%. These interest rate swap agree-ments expire at various times between June 1996 and November 1996. The Company also has an interest rate cap agreement which effectively caps LIBOR on $25 million of its floating rate debt at approximately 7.0%, which expires in December 1995. In addition, the Company has an inter-est rate cap which caps LIBOR at 7% on $25 million, which begins in 1996 and expires in 1997.


SENIOR NOTES
The Senior Notes are comprised of five series which have maturities from 1995 through 2005 with an original aver-age life of 10 years and bear interest at a composite rate of approximately 10.7%. The remaining average life is 5.5 years. Information regarding each series follows:


                                          Principal    Interest
(In thousands)      Due Dates              Amount       Rate2
Series A           June 29,1995          $  30,000      10.23%
Series B           June 29,1996             30,000      10.36%
Series C           June 29,1997             30,000      10.50%
Series D           June 29,1998             70,000      10.61%
Series E1          June 29,1999            240,000      10.92%
                     through
                   June 29, 2005
                                          $400,000

1One-seventh of the principal amount due each June 29 for the years
 1999 to 2005.

2Interest is payable semi-annually on June 29 and December 29.



COVENANTS
The bank Credit Agreement and/or Senior Notes contain covenants which limit (i) payment of dividends;
(ii) purchase of capital stock of the Company; (iii) incur-rence of indebtedness; (iv) acquisitions outside of the Company's current lines of business; (v) liens; (vi) invest-ments; (vii) transactions with affiliates; (viii) sales of assets; and (ix) certain extraordinary transactions. In addition, one or both of the agreements require the Company to maintain specific ratios of debt to annualized operating cash flow, annualized operating cash flow to interest expense and annualized operating cash flow to fixed charges.
Management believes it is in compliance with all covenants.


NOTE PAYABLE
In 1990, in addition to purchasing a 51% equity interest in WKYC from NBC, the Company purchased a 51% interest in a $75 million principal promissory note of WKYC which was held by NBC. As a result, 51% of the note is now due to the Company, and NBC retained a 49% interest in that note ($36.8 million), which bears interest at a rate of 10% payable semi-annually on January 15 and July 15. The principal amount is due in full on December 26, 1997.


OTHER
The other notes payable include a $20,000,000 commit-ment to the Company which expires on July 28, 1995.
There were no outstanding borrowings at December 31, 1994, under this commitment. The interest rate on this commitment is the overnight Federal Funds rate plus
1.50% or competitive bid rates, as available. A commit-ment fee of 1/16% per annum on the unused portion of the commitment must be paid quarterly. The remaining notes payable have fixed interest rates ranging from 8% to 11.25%.

The minimum aggregate annual repayments of long-term debt during the next five years, excluding the bank credit facility, are as follows (in thousands): 1995, $30,254; 1996, $30,062; 1997, $66,777; 1998, $70,012;
1999, $34,286.


  (7) DISCLOSURES ABOUT FAIR VALUE
      OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments. The fair value of the interest rate swaps or caps is the estimated amount that the Company would receive or pay to eliminate the swap or cap agreements at the reporting date, taking into account current interest rates and the current credit-worthiness of the swap counterparties. The fair value of the Company's long-term debt is based on estimates of market prices for the same or similar issues and on the current rates offered to the Company for debt of the same remaining maturities. The fair value of program rights payable is the present value of the future obligations.



                                  MULTIMEDIA, INC. AND SUBSIDIARIES

                     NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS


(7) DISCLOSURES ABOUT FAIR VALUE
    OF FINANCIAL INSTRUMENTS (CONTINUED)

Estimated fair values of the Company's financial instruments are as follows:

(In thousands)                         1994
                                Carrying    Fair
Assets:                          Amount     Value
Interest rate cap agreements  $    524       654
Interest rate swap agreements       -      2,564
Liabilities:
Long-term debt:
  Bank credit facility         135,500   135,500
  Senior notes                 400,000   429,638
  Note payable                  36,750    37,856
  Other notes payable              307       307
  Program rights payable         7,793     7,514

(8) INCOME TAXES
Total income tax expense for the years ended December 31, 1994 and 1993 was allocated as follows:


(In thousands)                              1994        1993
Income from continuing operations        $64,693      38,703
Cumulative effect of change in
   accounting principle- adoption
   of SFAS No. 106                           -          (755)
Stockholders' equity- additional paid-in
   capital for compensation expense
   for tax purposes in excess of
   amounts recognized for financial
   reporting purposes                     (2,691)     (2,084)
     Total income tax expense            $62,002      35,864


                Income tax expense (benefit) includes:

(In thousands)    1994      1993      1992
Federal:
   Current     $46,260    28,905    33,821
   Deferred      7,827     1,844       263
                54,087    30,749    34,084
State:
   Current       9,114     7,783     7,369
   Deferred      1,492       171      (110)
                10,606     7,954     7,259
     Total     $64,693    38,703    41,343

    The items comprising the difference in taxes on income computed at the U.S. statutory rates (35% in 1994 and 1993 and 34% in 1992) and the amounts provided follow:


(In thousands)                       1994         1993       1992
[S]                                  [C]        [C]          [C]
Computed expected tax expense        $54,560      43,365     34,285
Increase (reduction) in tax expense
   resulting from:
   State income taxes, net of
     Federal income tax benefit        6,894       5,170      4,791
   Amortization                        1,822       1,796      1,756
   Reduction for settlement
     of IRS exam                                 (12,372)
   Additional provision for
     (reduction in) income taxes         902        (365)       799
   Other, net                            515       1,109       (288)
Actual tax expense                   $64,693      38,703     41,343

   The significant components of deferred income tax expense attributable to income from continuing opera-tions for the years ended December 31, 1994 and 1993 are as follows:

(In thousands)                        1994      1993
Deferred tax expense (exclusive of
   the effect of the f ollowing item) $9,319    1,195
Adjustment to deferred tax assets
   and liabilities for enacted
   changes in tax laws and rates                  820
                                      $9,319    2,015

For the year ended December 31, 1992, deferred income tax expense (benefit) of $153,000 resulted from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of these timing differences are presented below:


(In thousands)                    1992
Accelerated depreciation        $   304
Amortization                     (1,108)
Accrued expenses and allowances    (717)
Other, net                        1,674

                                $   153


                       MULTIMEDIA, INC. AND SUBSIDIARIES

                  NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below:


(In thousands)                             1994        1993

Deferred tax assets:
   Amortization of stock options           $ 4,225     3,214
   Accrued expenses and allowances          10,249    10,294
     Total gross deferred tax assets        14,474    13,508
     Less-valuation allowance
     Net deferred tax assets                14,474    13,508
Deferred tax liabilities:
   Accelerated depreciation                 51,661    38,911
   Amortization                              6,856     9,018
   Other, net                                  466       769
     Total gross deferred tax liabilities   58,983    48,698
     Net deferred tax liability            $44,509    35,190

Management believes that a valuation allowance is not necessary based upon the level of historical tax-able income and the projections for future taxable income over the periods during which the deferred tax assets are deductible.

The Internal Revenue Service (IRS) has examined the
Company's federal consolidated income tax returns through 1989. In 1993 the Company reached an agreement with the IRS as to the 1982 through 1986 tax liabilities. The agreed to settlement principally involved purchase price alloca-tions related to cable acquisitions and characterization of professional fees incurred in 1985 and was less than the amounts previously accrued. This agreement resulted in a reduction in income taxes.

The IRS has issued notices of deficiency with regard to the Company's tax returns for 1987through 1989. The
Company is contesting these deficiencies. The deficien-cies principally involve various acquisition issues related primarily to the cable division. The Company is continu-ing to vigorously contest the assessments, but the ultimate resolution of these matters cannot be ascertained at this time. The Company believes that it has adequately provided for agreed-upon and potential deficiencies, including interest.



(9) COMMON STOCK,  STOCK OPTIONS
    AND PREFERRED STOCK

The Company has adopted five stock option plans (the
Restricted Option Plan, Performance Option Plan, New
Key Executive Plan, 1991 Stock Option Plan and Director's
Option Plan) and signed stock option agreements with Phillip J. Donahue and Sally Jessy Raphael. Each option is for one share of common stock.

All of the 1,513,494 authorized options, exercisable at $.33 per share, under the Restricted Option Plan were granted in 1985. Fair market value of the stock on the date of grant was $3.33 per share. Options for 679,810 shares were outstanding on December 31, 1991, all of which were exercised in 1992. No options remain outstand-ing under this plan.

All of the 1,032,498 authorized options, exercisable at $3.33 per share, under the Performance Option Plan were granted in 1985. Fair market value of the stock on the date of grant was $3.33 per share. The Performance
Options became exercisable as defined operating cash flow goals of the Company were equaled or exceeded. Options for 264,555 shares were outstanding on December 31, 1991. Options for 64,555 shares were exercised in 1992, and options for 200,000 shares were exercised in 1994. No options remain outstanding under this plan.

The forfeited shares from the Restricted Option Plan and the Performance Option Plan are now available for options which may be granted under the New Key
Executive Plan.

The New Key Executive Plan, 1991 Stock Option
Plan, Director's Stock Option Plan and agreements with Phillip J. Donahue and Sally Jessy Raphael authorize the granting of 8,085,372 options. Generally, options granted under these plans are exercisable to the extent of 20% per year, beginning approximately one year following date of grant, provided the holder of the option is still an employee of or is rendering services to the Company at such time. Option prices, which are established by the Board of Directors or a committee thereof, have been determined based on the market values on dates of grant, except for 1,542,400 options granted in 1987through 1992 at prices ranging from $3.33 to $23.00 per share. Information regarding options under the New Key Executive Plan,




                                    MULTIMEDIA, INC. AND SUBSIDIARIES

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS


(9) COMMON STOCK,  STOCK OPTIONS
    AND PREFERRED STOCK (CONTINUED)

1991 Stock Option Plan, Director's Stock Option Plan and
Donahue and Sally Jessy Raphael agreements follows:


                              1994          1993         1992
Outstanding at January 1:
   Options                  2,555,640    2,755,700    3,340,173
   Price                    $   3.33-    $   3.33-    $   3.33-
                            $   35.00    $   29.00    $   28.67
Granted:
   Options                    827,500      385,000      448,000
   Price                    $  26.25-    $  32.13-    $  15.00-
                            $   34.25    $   35.00    $   29.00
Forfeited or cancelled:
   Options                    162,300      178,280       38,550
   Price                    $  15.00-    $   3.33-    $  15.21-
                            $   34.25    $   35.00    $   27.10
Exercised:
   Options                    200,560      406,780      993,923
   Price                    $   9.92-    $   3.33-    $   3.33-
                            $   29.00    $   27.10    $   27.10
Outstanding at December 31:
   Options                  3,020,280    2,555,640    2,755,700
   Price                    $   3.33-    $   3.33-    $   3.33-
                            $   35.00    $   35.00    $   29.00
Exercisable at December 31:
   Options                  1,685,347    1,365,698    1,171,770
   Price                    $   3.33-    $   3.33-    $   3.33-
                            $   34.75    $   35.00    $   28.67

Compensation expense of $3,390,750, $4,356,000 and $3,381,000 is included in selling, general and admin-istrative expense in 1994, 1993 and 1992, respectively, related to the amortization of the deferred compensation on the options issued under the above plans.

The Company has 600,000 shares of authorized but unissued 5% convertible cumulative preferred stock of $20 par value per share.


(10) SHAREHOLDER RIGHTS PLAN
In September 1989, the Company declared a dividend distribution of one common share purchase Right for each outstanding share of the Company's common stock. The
Rights are designed to assure that all the Company's share-holders, other than an acquiring shareholder, receive equal treatment in the event of any proposed takeover of the Company. Each Right will entitle shareholders to buy one share of common stock at an exercise price of $133.33.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If a person or group acquires 15% or more of the Company's outstanding common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person, will have the right to purchase common shares of the Company having a market value of twice the exercise price of the Right. If the Company is acquired in a merger or other business combi-nation transaction, each holder of a Right will thereafter have the right to purchase common shares of the acquiring company which at the time of such transaction will have a market value of twice the exercise price of the Right.

Prior to the acquisition by a person or group of bene-ficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one-third of one cent per Right at the option of the Board of Directors. If unexer-cised, the Rights expire September 6, 1999.


(11) OTHER INCOME (EXPENSE)
Other income (expense) includes:


(In thousands)                    1994         1993     1992
Gain on disposal of assets , net $25,001       739       ---
Interest income                      779       904        82
Other, net                          (196)     (149)     (529)
                                 $25,584     1,494      (447)

In August 1994, the Company sold its wireless cable operations for $35.1 million resulting in a gain of $22.0 million before taxes. In addition, throughout 1994, the Company sold its radio properties in Milwaukee, Wisconsin; Shreveport, Louisiana; and Greenville, South Carolina. The proceeds from these transactions were $13.3 million resulting in gains of $8.1 million before taxes.
The Company also discontinued its made-for-television movies business in 1994, resulting in losses of $3.4 million before taxes.

In January 1993, the Company sold its mobile video production business for $4.5 million, which resulted in a gain of $2.3 million before taxes.

Gain on disposal of assets, net, is net of approxi-mately $3.0 and $1.0 million in 1994 and 1993, respectively, in writeoffs of cable equipment related to rebuilds. Interest income includes $.5 and $.8 million, respectively, in 1994 and 1993, in refunds received from the IRS related to the settlement of its audits of the Company's 1982 through 1986 federal consolidated income tax returns.




              MULTIMEDIA, INC. AND SUBSIDIARIES

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS

(12) EMPLOYEE BENEFIT PLANS
PENSION PLANS

The Company and its subsidiaries have noncontributory pension plans which cover substantially all employees who meet age and service requirements. The pension plans provide defined benefits that are based on years of credited service, average compensation (as defined) and the primary social security benefit. Contributions to the plans are based on the Entry Age Normal actuarial funding method and are limited to amounts that are currently deductible for tax reporting purposes. Assets held by the pension plans include equity securities, corporate and government bonds, and cash and short term assets.

The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obliga-tion were 8.0% and 6.5%, respectively, in 1994, and 7.25% and 6.5%, respectively, in 1993. The expected long-term rate of return on assets was 8% in 1994 and 1993.

The following tables set forth the pension plans' funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1994, 1993 and 1992:


(In thousands)                           1994         1993
Actuarial present value of accumulated
   benefit obligation, including vested
   benefits of $35,218 in 1994 and
   $36,308 in 1993                      $36,846      37,854
Projected benefit obligation            $48,698      50,603
Plan assets at fair value                57,127      59,817
Excess of plan assets over the
   projected benefit obligation         $ 8,429       9,214
Unrecognized net gain                    (2,341)     (2,704)
Unrecognized net asset being amortized
   over an average of 17 years           (4,605)     (5,180)
Other                                    (1,601)     (1,298)
   Prepaid (accrued) pension costs
     included in other assets           $  (118)         32



(In thousands)                    1994         1993          1992

Net pension expense (income)
   included the following
   components:
   Service cost                   $ 2,183       2,206       1,942
   Interest cost                    3,528       3,312       3,029
   Actual return on plan assets       583      (5,310)     (3,547)
   Net deferral and amortization   (6,099)         20      (1,654)
     Net pension expense (income) $   195         228        (230)


THRIFT PLAN
The Company and its subsidiaries have a salary deferral thrift plan for all eligible employees. The Company and its subsidiaries match contributions by employees up to 2% of their salaries. Company contributions charged to operations in 1994, 1993 and 1992 were $1,405,000,
$1,359,000 and $1,216,000, respectively. Thrift plan costs are funded biweekly.


OTHER POSTRETIREMENT BENEFITS
The Company sponsors unfunded postretirement benefit plans that provide health care, life insurance and other postretirement benefits to certain retired employees. The health care plans generally include participant contribu-tions, co-insurance provisions, limitations on the Company's obligation and service-related eligibility requirements. The net postretirement benefit liability and periodic post-retirement benefit cost associated with these plans are not material.


SUPPLEMENTAL RETIREMENT PROGRAM
The Company has an unfunded Supplemental Retirement
Program ("SERP"), not included in the above table, for certain executive officers. The actuarial present value of accumulated benefit obligation at December 31, 1994 and 1993 was $2,058,000 and $1,355,000, respectively. The expense for 1994, 1993 and 1992 was $703,000, $606,000
and $519,000, respectively.




                 MULTIMEDIA, INC. AND SUBSIDIARIES

NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS


(13) QUARTERLY OPERATING RESULTS (UNAUDITED)
The Company's quarterly operating results for 1994 and 1993 are presented below.


(In thousands except per-share data)
Quarter Ended                                                March 31    June 30  September 30 December 31

1994
Operating revenues                                           $146,419    159,231    152,650    172,183
Operating profit                                               40,918     49,851     47,713     50,961
Net earnings                                                   17,334     19,443     30,469     22,783
Net earnings per share                                            .45        .51        .80        .59
1993
Operating revenues                                           $139,521    157,062    147,816    167,492
Operating profit                                               38,130     46,605     45,737     53,931
Earnings before cumulative effect of changes in accounting
  principles                                                   15,198     18,267     30,241     21,812
Net earnings                                                   29,530     18,267     30,241     21,812
Earnings per share be ore cumulative effect
   of changes in accounting principles                            .40        .48        .79        .56
Net earnings per share                                            .77        .48        .79        .56

(14) INDUSTRY SEGMENTS
Financial information by industry segment for each of the years in the three-year period ended December 31, 1994, is summarized below:


(In thousands)                   1994         1993         1992

Operating revenues:
   Newspapers                  $150,140      135,920      132,485
   Broadcasting                 142,841      133,035      137,188
   Cable                        165,406      164,598      144,383
   Entertainment                147,512      161,588      129,122
   Security                      24,584       16,750       10,262
                               $630,483      611,891      553,440
Operating profit:
   Newspapers                    45,427       37,667       37,698
   Broadcasting                  51,756       38,816       38,191
   Cable                         52,555       56,645       50,692
   Entertainment                 52,074       63,285       55,841
   Security                       3,048        1,838        1,818
                                204,860      198,251      184,240
   Less corporate expenses      (15,417)     (13,848)     (11,135)
                               $189,443      184,403      173,105
Depreciation and amortization:
   Newspapers                     5,868        6,049        5,962
   Broadcasting                   8,600        9,031        9,888
   Cable                         31,569       28,817       22,387
   Entertainment                  1,158        2,024        1,960
   Security                       6,050        4,140        2,640
                                 53,245       50,061       42,837
   Corporate                        157          139          145
                               $ 53,402       50,200       42,982



(In thousands)                  1994        1993       1992

Additions to property , plant
   and equipment:
   Newspapers                    6,542      4,611      6,785
   Broadcasting                  4,892      4,025      5,142
   Cable                        57,724     32,413     22,159
   Entertainment                 1,603        497        574
   Security                     11,881      5,704      2,739
                                82,642     47,250     37,399
   Corporate                       386        128         94
                              $ 83,028     47,378     37,493
Identifiable assets:
   Newspapers                   91,902     89,473     90,872
   Broadcasting                189,344    192,596    200,679
   Cable                       278,168    256,990    251,700
   Entertainment                51,840     50,222     35,792
   Security                     60,543     47,336     31,894
                               671,797    636,617    610,937
   Corporate                    12,181     18,557     17,008
                              $683,978    655,174    627,945


    MULTIMEDIA, INC. AND SUBSIDIARIES

                   NOTES  TO CONSOLIDATED FINANCIAL STATEMENTS


 The Company operates principally in five industries:
newspapers, broadcasting, cable television, entertainment and security alarms. Newspaper operations involve the publication and distribution of both daily and non-daily newspapers from which revenues are derived primarily from circulation and the sale of advertising linage.
Broadcasting operations involve the sale of time to adver-tisers and network revenue. Cablevision operations involve the provision of broadcast signals of television and radio stations owned by others to subscribers whose monthly payments are the primary source of revenues.
Entertainment operations generate revenue from program-ming, talent and production operations. Security operations involve the monitoring, installation and servicing of secu-rity systems. Operating profit is total revenues less operating expenses. Interest expense, net other income
(expense) and income taxes have been excluded in comput-ing operating profit. Identifiable assets by industry segment represent those assets used in the Company's oper-ations in that segment.


(15) CASH FLOW INFORMATION
Net cash provided by operating activities is further analyzed as follows:


(In thousands)                        1994          1993         1992
Operating profit plus depreciation,
   amortization and amortization
   of stock options:
   Newspapers                       $ 51,295       43,716       43,660
   Broadcasting                       60,356       47,847       48,079
   Cable                              84,124       85,462       73,079
   Entertainment                      53,232       65,309       57,801
   Security                            9,098        5,978        4,458
   Corporate                         (11,869)      (9,354)      (7,609)
                                     246,236      238,958      219,468
Cash payments for interest           (58,358)     (61,636)     (72,649)
Cash payments for taxes,
   net of refunds                    (58,431)     (32,016)     (33,275)
Amortization of program rights        13,189       14,035       18,277
Other                                   (536)      (1,293)         771
Net cash flows provided by
   operating activities             $142,100      158,048      132,592

The Company entered into contracts for program rights totalling $12,052,000, $12,977,000 and $14,218,000 for 1994, 1993 and 1992, respectively, which are not reflected in the consolidated statements of cash flows or the above schedule.


(16) COMMITMENTS
At December 31, 1994, the Company had commitments for purchases of syndicated television programming of $27.2 million through 2000 and commitments for purchases of property, plant and equipment of $17.0 million ($13.9 million relates to construction of a new production facility at the Company's Montgomery, Alabama, newspaper oper-ation). Commitments relating to rebuilds and upgrades to cable franchises to be performed through 1996 were approx-imately $12.7million at year-end.

In addition, the Company periodically enters into contractual agreements with talent in the entertainment and broadcasting businesses.

During the first quarter of 1995, the Company com-pleted the trade of certain of the Company's cable systems in Oklahoma and Illinois with 40,500 cable subscribers for Telecommunications, Inc.'s cable systems in Wichita, Kansas, with 50,400 subscribers. The Company paid $12.4 million in cash as part of this transaction. The transaction will be accounted for as a nonmonetary transaction.




                              MULTIMEDIA, INC. AND SUBSIDIARIES

                   INDEPENDENT AUDITORS' REPORT




THE BOARD OF DIRECTORS AND STOCKHOLDERS

MULTIMEDIA,  INC.:
We have audited the accompanying consolidated balance sheets of Multimedia, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of earnings, stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's manage-ment. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with gener-ally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assess-ing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Multimedia, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of account-ing for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109,
ACCOUNTING FOR INCOME TAXES. As discussed in Note 1, the
Company also adopted in 1993 the provisions of the Financial Accounting Standards Board's SFAS No. 106,
EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER
THAN PENSIONS.

(KPMG Peat Marwick LLP signature appears here)

 KPMG Peat Marwick LLP
 Greenville, South Carolina
 February 10, 1995



                 MULTIMEDIA, INC. AND SUBSIDIARIES

                      REPORT OF MANAGEMENT


The accompanying financial statements and other financial data were prepared by the management of the Company, which has the responsibility for the integrity of the infor-mation presented. The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts that are the best estimates and judgments of management with considera-tion given to materiality.

Management is further responsible for maintaining a system of internal control, designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that its established policies and proce-dures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, manage-ment believes that the system of internal control provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.

The internal control system is supported by written policies and procedures, by careful selection and training of qualified personnel, and by an internal auditing function that independently evaluates and formally reports on the adequacy and effectiveness of the system. In addition, the Company's business ethics policy requires employees to maintain the highest level of ethical standards in the con-duct of the Company's business.



The Company's financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Their Independent Auditor's Report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presen-tation of the financial statements. In performing their audit, KPMG Peat Marwick LLP considers the Company's internal control structure to the extent they deem necessary in order to issue their opinion on the financial statements.

The Board of Directors pursues its oversight role for the financial statements through the Audit Committee, which consists solely of outside directors. The Audit Committee meets periodically with management, the inter-nal auditors and the independent auditors to review matters relating to financial reporting, the internal control system and the nature, extent and results of audit efforts. The internal auditors and the independent auditors have unre-stricted access to the Audit Committee, with and without the presence of management, to discuss accounting, audit-ing and financial reporting matters. The Audit Committee also recommends for approval to the Board of Directors the appointment of the independent auditors.

Multimedia, Inc.
February 10, 1995





                 MULTIMEDIA, INC. AND SUBSIDIARIES

                                             OFFICERS




DONALD D.SBARRA
Chairman of the Board and
Chief Executive Officer

DOUGLAS J.GREENLAW
President and
Chief Operating Officer

ROBERT E.HAMBY JR.
Senior Vice President-Finance
and Administration, and
Chief Financial Officer

MICHAEL C.BURRUS
Vice President;
President,
Multimedia Cablevision Co.

JAMES M.HART
Vice President;
President,
Multimedia Broadcasting Co.

W.DEBERNIERE MEBANE
Vice President;
President,
Multimedia Newspaper Co.



ROBERT L.TURNER
Vice President;
President,
Multimedia Entertainment Co.

THOMAS L.MAGAHA
Vice President-Development

FREDERICK G.LOHMAN
Vice President-Controller

ALAN D.AUSTIN
Treasurer

J. CLYDE BAUCOM
Vice President-Personnel
and Benefits

CLAUDIA I.PRICE
Vice President-Taxes

DAVID L.FREEMAN
Secretary

SANDRA W.HARBERT
Assistant Secretary


                               BOARD OF DIRECTORS



DONALD D.SBARRA1
Chairman of the Board and
Chief Executive Officer,
Multimedia, Inc.

GEORGE H.V.CECIL2,5
President,
Biltmore Farms, Inc.

RHEA T.ESKEW4,5
Consultant to the Company;
former President,
Multimedia Newspaper
Company


DAVID L.FREEMAN1,3,6
Secretary of the Company;
attorney, partner,
Parham, P.A.

DOUGLAS J.GREENLAW1
President and
Chief Operating Officer,
Multimedia, Inc.

ROBERT E.HAMBY JR.1
Senior Vice President-Finance
and Administration, and
Chief Financial Officer,
Multimedia Inc.

M.DEXTER HAGY1,2,5
President,
Chairman,
VAXA Corporation

JOHN T.LAMACCHIA3,5
President and
Chief Executive Officer,
Cincinnati Bell Inc.

LESLIE G.MCCRAW2,5
Chairman of the Board and
Chief Executive Officer,
Fluor Corporation


DOROTHY P.RAMSAUR 4,5
Private investments

ELIZABETH P.STALL3,4,5,6
Private investments

WILLIAM C.STUTT1,3,5,6
Limited partner,
Goldman Sachs Group, L.P.


1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Employee Benefits Committee
5 Stock Option Committee
6 Nominating Committee




                 MULTIMEDIA, INC. AND SUBSIDIARIES

                      SHAREHOLDER INFORMATION

Common Stock

Multimedia's common stock is listed on the NASDAQ National Market System. The market symbol is MMEDC. Authorized 100,000,000 shares; outstanding at year-end, 37,619,528 shares. On December 31, 1994, there were 1,181 shareholders of record. The CUSIP number for the common stock is 62545K 10 7. See page one for stock price history information. No dividends were declared or paid during 1993 or 1994.

Corporate Headquarters

Multimedia, Inc.
305 S. Main St.
Greenville, S.C. 29601

Mailing Address:

P.O. Box 1688
Greenville, S.C. 29602

Investor Information

Requests for the Form 10-K for the year ended December 31, 1994, and other financial information should be directed to the Corporate Communications Department at the above address, or telephone (803)298-4203.

Annual Meeting

The annual meeting of shareholders will be held at 2:00 p.m. on Wednesday, April 19, 1995, in the Roe Cabaret Theatre, Peace Center for the Performing Arts, 300 South Main Street, Greenville, South Carolina. All shareholders are cordially invited to attend.

Auditors

KPMG Peat Marwick LLP
Greenville, S.C.

Stock Transfer Agent and Registrar

Wachovia National Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Wintston-Salem, N.C. 27102
1(800)633-4236

(recycle logo appears here) Multimedia Inc. encourages the principle of recycling and advocates the use of recycled newsprint in the production of its publications. The 1994 Annual Report is printed entirely on recycled papers.

                                   Multimedia, Inc.
                                   P.O. Box 1688
(Multimedia logo appears here)     Greenville, South Carolina 29602
                                   (803) 298-4373
*****************************************************************************
                               APPENDIX

On Page 1 there are three bar graphs that appear where noted with plot points as noted.

On Page 2 there are 5 photos in the far left column as noted: paper on a press; a satelite dish; fiber optic wire; a hand holding a microphone; and a security keyboard.

On Page 3 there are 10 bar graphs that appear where noted with plot points as noted.

On Page 5 photos of Donald D. Sbarra, Douglas J. Greenlaw and Robert E. Hamby, Jr. appear in the far right column as noted.

On Page 6 a photo of W. deBerniere Mebane appears as noted.

On Page 7 there are 2 photos of presses printing newspaper; 1 appears across the top half of the page and 1 in the lower left corner, as noted.

On Page 8 a photo of James M. Hart appears as noted.

On Page 9 a photo of 3 newscaster taping a newscast appears across the top half of the page and a photo of a satellite dish appears in the lower left corner, as noted.

On Page 10 a photo of Michael C. Burrus appears as noted.

On Page 11 a photo of a TV studio with monitors and 2 people appears across the top half of the page and a close-up of fiber optic cable appears in the lower left corner, as noted.

On Page 12 a photo of Robert L. Turner appears as noted.

On Page 13 the top half of the page is divided into six photos, one of each talk show host: Phil Donahue, Sally Jessy Raphael, Jerry Springer, Rush Limbaugh, Susan Powter and Dennis Prager. A photo of a hand holding a micro-phone appears in the lower left corner. (All as noted.)

On Page 14 a photo of Michael C. Burrus appears as noted.

On Page 15 a photo of 2 people working in a security computer room appear across the top half of the page and a close-up photo of a security keyboard appears in the lower left corner, as noted.

On Page 16 a map of the US appears with Multimedia headquarters and properties indicated. Below the map is a list of properties, as noted.

On the back cover, the Multimedia logo appear half way down the page, at the left margin, with Multimedia's address and phone number to the right of it, as noted.